Exhibit 99.74

ENGINEERING, PROCUREMENT & CONSTRUCTION AGREEMENT

BY AND BETWEEN

1000234813 ONTARIO INC.

AND

SOLARBANK CORPORATION

DATED AS OF THIS 3rd DAY OF OCTOBER, 2023

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1
1.1	Defined Terms	1
1.2	Schedules	12

ARTICLE 2 NOTICE TO PROCEED		12
2.1	Notice to Proceed	12
2.2	Limited Notice to Proceed	13

ARTICLE 3 GENERAL PROVISIONS		13
3.1	Scope of Work	13
3.2	Contractor Review of Project Requirements	13
3.3	Priority of Agreement Provisions	14
3.4	Independent Contractor	14

ARTICLE 4 CONTRACTOR’S SERVICES		14
4.1	General Requirements	14
4.2	Design and Engineering Work	19
4.3	Procurement and Construction Work	21
4.4	Coordination with Owner, Authorities and Subcontractors	23
4.5	Local Communities	24
4.6	Placement of Owner’s Personnel at Contractor’s Offices	24
4.7	Entrance, Routing and Transportation to the Job Site	24
4.8	Importing	25

ARTICLE 5 OWNER		25
5.1	Rights, Duties & Obligations	25

ARTICLE 6 PROJECT SCHEDULE		27
6.1	Commencement	27
6.2	Substantial Performance	27
6.3	Project Schedule	27

ARTICLE 7 LIQUIDATED DAMAGES		28
7.1	Delay Liquidated Damages	28
7.2	Substantial Performance and Minimum Performance Criteria	28
7.3	Exclusivity of Liability	28
7.4	Invoicing and Payment of Liquidated Damages	28
7.5	Liquidated Damages Not Penalty	28

ARTICLE 8 LIMITATION OF LIABILITY		29
8.1	Consequential Damages	29
8.2	Overall Limitation	29
8.3	Exceptions to Caps on Liability	29
8.4	Remedies Non-Exclusive	30
8.5	Limitations	30

ARTICLE 9 CONTRACTOR’S COMPENSATION		30
9.1	Fixed Contract Price	30
9.2	All Inclusive	30
9.3	Taxes	32

ARTICLE 10 PROCEDURE FOR PAYMENTS		33
10.1	Payments & Applications for Payment	33
10.2	Payment	34
10.3	Payments	35
10.4	Final Completion & Final Payment	36
10.5	Workers’ Compensation	37

ARTICLE 11 REPRESENTATIONS AND WARRANTIES		37
11.1	The Contractor	37
11.2	The Owner	38

ARTICLE 12 TESTING AND SUBSTANTIAL PERFORMANCE		39
12.1	Guarantee Performance Tests	39
12.2	Substantial Performance	40
12.3	Possession	41
12.4	Completion Plan	41
12.5	Post Substantial Performance Remediation	41

ARTICLE 13 FINAL COMPLETION		42
13.1	Establishing Final Completion	42

ARTICLE 14 SUBCONTRACTORS		42
14.1	Subcontracting	42
14.2	The Contractor’s Responsibility	42
14.3	Intentionally Left Blank	43
14.4	Contingent Assignment	43

ARTICLE 15 OWNERSHIP AND CONFIDENTIALITY		44
15.1	Ownership	44
15.2	Confidentiality	45
15.3	Survival	46

ARTICLE 16 CHANGES IN WORK		46
16.1	Changes in the Work	46
16.2	Owner Initiated Changes	47
16.3	Change Orders	47
16.4	Construction Change Directives	47
16.5	Adjustment	47
16.6	Guaranteed Substantial Performance Date	48
16.7	Adjustments Final	48
16.8	Fixed Contract Price & Schedule	48

ARTICLE 17 CORRECTION OF WORK		49
17.1	Correction of Work	49
17.2	Failure to Correct Work	49

ARTICLE 18 INSURANCE		49
18.1	Contractor’s Insurance
18.2	General Provisions for Insurance
18.3	Waiver of Claims

ARTICLE 19 [INTENTIONALLY LEFT BLANK]		49

ARTICLE 20 PROTECTION OF PERSONS AND PROPERTY		49
20.1	Safety	49
20.2	Safety of Persons and Property	51

ARTICLE 21 [INTENTIONALLY LEFT BLANK]		53

ARTICLE 22 TESTS AND INSPECTIONS		53
22.1	Required Testing and Inspections	53

ARTICLE 23 WARRANTY		53
23.1	Warranties	53

ARTICLE 24 FORCE MAJEURE AND OWNER CAUSED DELAY		56
24.1	Force Majeure	56
24.2	Owner Caused Delays	59

ARTICLE 25 HAZARDOUS SUBSTANCES		60
25.1	Hazardous Substances	60

ARTICLE 26 INDEMNIFICATION		62
26.1	Contractor’s Indemnity	62
26.2	Limitation and Survival	64

ARTICLE 27 DISPUTE RESOLUTION		64
27.1	Negotiations	64
27.2	Mediation	65
27.3	Arbitration	65
27.4	Third Party Claims	66
27.5	Performance to Continue	67
27.6	No Withholding of Undisputed Payments	67

ARTICLE 28 TERMINATION AND SUSPENSION		67
28.1	Termination for Convenience	67
28.2	Termination by the Owner for Cause	67
28.3	Termination by the Contractor for Cause	69
28.4	Actions Upon Termination	69
28.5	Suspension of the Work	70

ARTICLE 29 MISCELLANEOUS PROVISIONS		70
29.1	Governing Law	70
29.2	Meaning of Terms	70
29.3	Entire Agreement	70
29.4	Successors and Assigns	71
29.5	Third Parties	71
29.6	Contractual Relationship	71
29.7	Costs and Expenses	71
29.8	Severability	71
29.9	Waiver of Rights	71
29.10	Remedies Cumulative	72
29.11	Notices	72
29.12	Headings and Table of Contents	72
29.13	Time of Essence	73
29.14	Interpretation	73
29.15	References	73
29.16	Incorporation by Reference	73
29.17	Publicity	73
29.18	Further Assurances	74
29.19	Number and Gender	74
29.20	Counterparts	74

ENGINEERING, PROCUREMENT & CONSTRUCTION AGREEMENT

THIS ENGINEERING, PROCUREMENT & CONSTRUCTION AGREEMENT is made as of this 3rd day of October, 2023 by and between 1000234813 Ontario Inc., each a corporation established under the laws of the Province of Ontario (each an “Owner” and collectively, the “Owners”), and SolarBank Corporation, a corporation established under the laws of the Province of Ontario (the “Contractor”).

RECITALS

WHEREAS the IESO awarded the Owners an Expedited Long-Term Reliability Services (“E-LT1”) Contract which formalizes the long-term contractual arrangements for the Owner to develop, construct, operate and maintain the Project described in Schedule 1.

AND WHEREAS the Owner wishes to engage the Contractor to furnish, and the Contractor desires to furnish, on a fixed-price turnkey basis, the BESS, including but not limited to the engineering, design, procurement, construction management, installation, construction, operator training, testing and commissioning services necessary to construct, install, commission, test and initially operate the BESS according to the specifications set forth herein and perform the remainder of the Work as more fully described herein;

NOW, THEREFORE, for and in consideration of the mutual promises and covenants hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Defined Terms

For purposes of this Agreement, the terms set forth in the following clauses shall have the meanings ascribed to them:

“Acceptance Date” means the date on which the Owner delivers to the Contractor the Owner Substantial Performance Notice.

“Actual Cost” has the meaning set forth in Section 16.5(b).

“ADR Institute of Canada” means the ADR Institute of Canada, Inc. and its permitted successors and assigns.

“Affiliate” means, with respect to either Party, any Person directly or indirectly controlled by, controlling or under common control with such Party. For the purposes of this definition, “control” of any Person includes (i) with respect to any corporation or other Person having voting shares or the equivalent equity interest, the ownership or power to vote, directly or indirectly, shares or the equivalent equity interest representing fifty percent (50%) or more of the power to vote in the election of directors, managers or persons performing similar supervisory and management functions, (ii) ownership of more than fifty percent (50%) of the equity or beneficial interest in that Person, or (iii) the ability to direct the business and affairs of any Person by acting as a general partner, manager or otherwise.

“Agreement” means and refers to this Agreement including all schedules, exhibits and documents incorporated by attachment or reference thereto and any Modifications issued after the execution of this Agreement.

“Application for Payment” has the meaning set forth in Section 10.1.1 and shall be in the form of Schedule 14 hereto.

“Approval Date” has the meaning set forth in Section 16.2.

“Arbitration Notice” has the meaning set forth in Section 27.3.2.

“Authority” means any country or any foreign, national, federal, provincial, state, county, territory, municipality, region or other political subdivision thereof, or any government, quasi-government, administrative department or regulatory authority, agency, ministry, board, body, commission, instrumentality, court or tribunal thereof or any central bank (or similar monetary or regulatory authority), any tax authority, any ministry or department or agency of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any Person acting under the authority of any Authority.

“Battery energy storage facility AC nameplate capacity” means the total storage facility AC energy for the project, measured as the total installed energy in MWh when taking into account the batteries, inverters, transformers and controls, and assuming an RTE of eighty five percent (85%) at POI. Battery energy storage facility AC energy capacity will be verified at time of commissioning in accordance with the Site Acceptance Test.

“Battery energy storage facility DC energy capacity” means the total DC energy storage facility for the project, calculated as the total installed energy in MWh when taking into account the battery and battery controls. Battery energy storage capacity is not verified, but is calculated.

“BESS” means and refers to a new fully functioning and complete 4.99 MW and 22.572 MWh Battery energy storage facility DC energy capacity) Battery energy storage facility AC nameplate capacity, which corresponds to 19.96 MWh usable AC battery energy storage facility composed of a direct current power storage system, all necessary batteries, inverters, transformers, controls, auxiliary and support systems and facilities including the Electric Interconnection Facilities and those described in detail in, the Statement of Requirements to be engineered, procured, constructed and/or installed by the Contractor on the Job Site in accordance with the Project Requirements.

“Certificate of Final Completion” has the meaning set forth in Section 13.1.

“Certificate of Substantial Performance” has the meaning set forth in Section 12.2.

“Change in Work” means an addition, modification, alteration, substitution, variation, deduction or cancellation of Work together with any resulting changes in the Fixed Contract Price and the Project Schedule, as applicable, and as instructed by the Owner in writing pursuant to Article 16 or as otherwise permitted in accordance with the terms of this Agreement.

“Change Order” has the meaning set forth in Section 16.3.

“Commercial Operation” has the meaning set forth in paragraph (c) of the definition of Substantial Performance.

“Commercially Reasonable Efforts” means efforts which are designed to enable a Party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the obligations contemplated by this Agreement and which do not require the performing Party to expend any funds or assume liabilities, other than expenditures and liabilities which are reasonable in nature and amount in the context of the obligations assumed by a Party under the terms and conditions of this Agreement.

“Completion Plan” means a plan developed pursuant to Section 12.4.

“Components” means and refers to all the tangible materials, equipment, apparatus, structures, tools, supplies or goods, including systems, subsystems, subassemblies and components supplied by the Contractor or any Subcontractor as required by this Agreement which shall include each element of the BESS.

“Confidential Information” has the meaning set forth in Section 15.2.1.

“Construction Change Directive” has the meaning set forth in Section 16.4.

“Constructor” has the meaning set forth in Section 20.1.3(a)

“Contractor” has the meaning given in the preamble.

“Contractor Event of Default” has the meaning set forth in Section 28.2.1.

“Contractor Permits” has the meaning set forth in Section 4.1.8

“Contractor Substantial Performance Notice” has the meaning set forth in Section 12.2.

“Contractor’s Representative” has the meaning set forth in Section 4.1.5.

“CSTS” has the meaning set forth in Section 20.2.14(a).

“Daily Rate” means, with respect to the period by which Substantial Performance Date is delayed, from and including the Guaranteed Substantial Performance Date:

(a)	for the first ninety (90) days of such period, [REDACTED: Dollar amount] per Business Day; and

(b)	for each day after ninety (90) calendar days of such period, [REDACTED: Dollar amount] per Business Day.

“Day” or “day” means and refers to a calendar day.

“Delay Liquidated Damages” has the meaning set forth in Section 7.1.

“$” means Canadian currency, except as specifically indicated otherwise herein.

“Design & Engineering Documents” means those documents identified in the Statement of Requirements.

“Design Materials” has the meaning set forth in Section 15.1.1.

“Detail Design Documents” means the drawings, specifications and other design documents that are to be prepared by the Contractor for the Project.

“Directive Date” has the meaning set forth in Section 16.2.

“Dispute” has the meaning set forth in Section 27.3.1.

“Electric Interconnection Facilities” means all structures, facilities, equipment, auxiliary equipment, devices and apparatus directly or indirectly required to interconnect the BESS to the distribution system and to existing electrical infrastructure at the following points identified in the Statement of Requirements.

“Environment” means the environment or natural environment as defined in any Environmental Laws and including air, surface, water, ground water, land surface, oil, rock, bedrock, subsurface strata, sediment, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource, any sewer system and the environment in the workplace.

“Environmental Laws” means all Laws relating to the Environment, or public or worker health or safety, and including Laws relating to (a) the assessment, review or approval of projects or undertakings; (b) the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, release and disposal of Hazardous Substances; and (c) the Environmental Protection Act (Ontario).

“Environmental Permits” means those air and noise, stormwater and industrial sewage permits, certificates, licenses, authorisations, consents, agreements, instructions, directions, notices, registrations, approvals permits, certificates, licences, authorisations, consents, agreements, instructions, directions, notices, registrations, approvals or other rights in each case made, issued, granted, conferred or required pursuant to any Environmental Law.

“Extended Warranty Period” has the meaning set forth in Section 23.1.4.

“Final Completion” shall be deemed to have occurred when (a) Substantial Performance has occurred and all conditions required for Substantial Performance continue to be satisfied, (b) all items identified on the Punch List have been completed (except for such items that Owner waives in writing), (c) all documents and deliverables which are required for Final Completion under this Agreement have been delivered, including final Operation and Maintenance Manuals, schematics, spare parts lists, drawings, Design and Engineering Documents, Detail Design Documents, “as- built” drawings and surveys (including, without limitation, the site plan survey of the property on which the BESS is located with the actual location of improvements and other structures) and Permits (d) all other duties and obligations of the Contractor under this Agreement have been fully performed, except for the Contractor’s warranty obligations which by their terms are to be performed after the Final Completion Date, (e) all the Contractor’s (and its Subcontractors’) personnel, supplies, tools, equipment, surplus materials, waste materials, rubbish, debris and temporary facilities have been cleaned up and removed from the Job Site, (f) there exists no Contractor Event of Default, and (g) the Owner has received from the Contractor evidence satisfactory to the Owner that all payments due to its Subcontractors and all payrolls, bills, holdbacks, workers compensation board claims and other costs and expenses relating to the Work have been paid or otherwise satisfied (including, but not limited to, statutory declarations from the Contractor in the form attached as Schedule 7).

“Final Completion Date” means the date the Contractor sent the last Notice to the Owner indicating achievement of Final Completion which is executed by Owner.

“Fixed Contract Price” has the meaning set forth in Section 9.1.

“Force Majeure” has the meaning set forth in Section 24.1.1.

“Good Engineering and Operating Practices” means any of the practices, methods, specifications, acts and standards of safety, performance, dependability, efficiency and economy which should be adopted by a Person exercising that degree of knowledge, skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from an engineering, procurement and construction contractor engaged in work similar to the Work, including multi- disciplinary design/build project execution including design, engineering, procurement, transportation, fabrication, construction, start-up, testing, operating, maintenance and repair, and training in respect of facilities the same as or similar to the Project under the same or similar circumstances, including the applicable IESO and Market Rule standards in place as of the date of execution of this Agreement and such other practices, methods or acts which, in the exercise of reasonable and prudent judgment by those in the engineering, procurement and construction industry in light of facts know at the time a decision is made and intending to comply with contractual obligations to which they are subject, would be expected to accomplish the result intended and consistent with Law, reliability, safety and expedition.

“Guaranteed Capacity” means 4.74 MW of power capacity and 18.96 MWh of AC energy capacity in respect of the BESS as specified in the Statement of Requirements, as measured at the inverter AC output demarcation point as described in the Statement of Requirements.

“Guaranteed Capacity Test” means the capacity test to be performed by Contractor pursuant to the Site Acceptance Test to demonstrate if the BESS satisfies the Guaranteed Capacity.

“Guaranteed Substantial Performance Date” means May 1, 2025, such date to be adjusted if and to the extent applicable and permitted pursuant to the terms and provisions of Article 16 of this Agreement.

“Hazardous Substance” means and refers to (a) any substance which is listed, defined, designated or classified under any Environmental Law as a (i) hazardous material, substance, constituent or waste, (ii) toxic material, substance, constituent or waste, (iii) radioactive material, substance, constituent or waste, (iv) dangerous material, substance, constituent or waste, (v) pollutant, (vi) contaminant, or (vii) special waste; (b) any material, substance, constituent or waste regulated under any Environmental Laws; or (c) petroleum, petroleum products, radioactive matters, polychlorinated biphenyl, pesticides, asbestos, or asbestos-containing materials.

“Health and Safety Plan” has the meaning set forth in Section 20.1.1.

“HST” means the goods and services tax or harmonised sales tax imposed under Part IX of the Excise Tax Act (Canada), as amended, or any similar provincial value-added tax which may be imposed now or in the future.

“Hydro One” means Hydro One Networks Inc., the local transmission system operator.

“IESO” means the Independent Electricity System Operator.

“Initial Warranty Period” has the meaning set forth in Section 23.1.5.

“Initiating Party” has the meaning set forth in Section 27.3.2.

“Inspection Date” has the meaning set forth in Section 5.1.6(b).

“Institute” has the meaning set forth in Section 27.3.1.

“Intellectual Property Rights” means and refers to all patents and patent rights, inventions, copyrights, works of authorship, trademarks, service marks, trade secrets and all similar and related intellectual property rights protected under any Law and, for greater certainty, includes all technical information, know-how, processes, procedures, compositions, devices, methods, models, formulas, protocols, techniques, software, designs, plans, methodologies, drawings or data created or owned by Contractor or its Subcontractors.

“ITC” means Investment Tax Credits for green technology projects provided by the Government of Canada or Provincial Government of Ontario.

“Job Site” means the job site shown on the site drawings included in Schedule 2 and otherwise described in this Agreement together with such additional areas as may, from time to time, be designated in writing by Owner for the Contractor’s use (including laydown areas) hereunder.

“kV” means kilovolts.

“kW” means kilowatt.

“Limited Notice to Proceed” has the meaning set forth in Section 2.2.

“MW” means megawatt.

“MWh” means megawatt-hour.

“Landlord” refers to the property owner of the Job Site.

“Law” means and refers to any constitution, charter, statute, legislation, treaty, act, law, ordinance, Permit rule, regulation, code, rule, order, decree, permit, judgment, injunction, directive, ruling, decision, order, guideline, resolution, declaration or other requirement, decision or determination of any Authority, or any interpretation or application thereof by any such Authority.

“Liabilities” means actions, causes of action, proceedings claims, demands, complaints, grievances, suits, charges, indictments, prosecutions, investigations, informations, assessments, reassessments or similar process or any damages, costs, losses, expenses, penalties, royalties, payments, fines, assessments, charges or liabilities whatsoever suffered, sustained, paid or incurred (including in connection with the death of or injury to any individual or damage to or loss of any property, including property of the Owner) and “Liability” shall be construed accordingly.

“Lien Holdback Amount” means the holdback amount pursuant to Section 22 of the Construction Act (Ontario).

“Liens” means all mortgages, deeds of trust, liens, debentures, security interests, pledges, conditional sale contracts, proceedings, orders, rights of first refusal, options, charges, agreements, easements, rights-of-way, limitations, reservations, restrictions, community property interests, equitable interests, building-use restrictions, exceptions, variances, and other encumbrances or restrictions of any kind, whether recorded or unrecorded, including restrictions on use, transfer, receipt of income, or exercise of any other attribute of ownership.

“Liquidated Damages” means the amounts payable by the Contractor expressed to be liquidated damages including the Delay Liquidated Damages and such other amounts prescribed in Section 7.1.

“Major Component” means the Components listed on the Major Component Procurement Plan.

“Major Component Procurement Plan” means the procurement plan for Major Components described in Section 4.3.9 hereof, which shall be in the form attached hereto as Schedule 5.

“Market Rules” means the rules and regulations governing the distribution system, transmission system and markets, together with all market manuals, policies, and guidelines issued by the IESO, the Ontario Energy Board, Owner or any Authority, all as amended or replaced from time to time.

“Maximum Liability Amount” has the meaning set forth in Section 8.2.

“Milestone Completion Certificate” means the applicable certificate in the form attached hereto as Schedule 9.

“Modification” means and refers to (i) a written amendment to this Agreement signed by all Parties hereto, (ii) a Change Order, or (iii) a Construction Change Directive.

“Monthly Updated Schedule” has the meaning set forth in Section 6.3.

“Notice” means a written communication between the parties required or permitted by this Agreement and conforming to the requirements of Section 29.11 of this Agreement.

“Operation and Maintenance Manuals” means and refers to detailed and comprehensive procedures, guidelines and instructions explaining each aspect of the proper operation and maintenance of each component and each system comprising the BESS, as well as the BESS as a whole. Any such manuals supplied by Vendors and manufacturers of the Components shall be collected together with the sequence of operations manuals to be prepared by the Contractor, all in an organized set of binders.

“Owner” has the meaning given in the preamble.

“Owner Caused Delay” has the meaning set forth in Section 24.2.

“Owner’s Engineer” means the engineer (or engineers) designated by the Owner to provide advice and assistance to the Owner in whatever manner or function the Owner may decide from time to time.

“Owner Event of Default” has the meaning set forth in Section 28.3.1.

“Owner Indemnitees” has the meaning set forth in Section 26.1.1.

“Owner Permits” has the meaning set forth in Section 4.1.8.

“Owner Policy” means the Owner’s and Contractor’s respective Code of Business Conduct, Environmental Policy and Occupational Health & Safety Policy.

“Owner’s Representative” has the meaning set forth in Section 5.1.1.

“Owner Substantial Performance Notice” has the meaning set forth in Section 12.2.

“Parties” means the Owner and the Contractor.

“Permits” has the meaning set forth in Section 4.1.8.

“Person” means any individual, corporation, company, voluntary association, partnership, incorporated organization or Authority.

“Pre-Existing Hazardous Substance(s)” means and refers to a Hazardous Substance existing at any Job Site as of the date of execution of this Agreement.

“Prime Rate” means the floating annual rate of interest publicly announced by the Royal Bank of Canada as its prime rate in Canadian dollar loans to customers in Canada and designated as its prime rate and the Prime Rate shall change when and as such prime rate changes.

“Project” means and refers to the provision of the Work in relation to the BESS as described in this Agreement.

“Project Agreements” means this Agreement and any other agreement or document necessary for the construction, startup or testing of the Project.

“Project Requirements” means and refers to (i) applicable Laws, (ii) the terms and conditions of this Agreement and, as applicable, the Project Agreements, (iii) written recommendations and requirements of the Contractor’s suppliers or Vendors, (iv) all Permits obtained by or on behalf of the Owner or by the Contractor or required to be obtained pursuant to Section 4.1.8, (v) the Good Engineering and Operating Practices, and (vi) the Technical Requirements.

“Project Schedule” means the schedule attached hereto as Schedule 10 describing all significant engineering, procurement and construction activities, milestones and events, permitting activities, certain significant Owner’s milestone events, including the estimated time of completion of project milestones by the Contractor and as amended where expressly provided for in the Agreement. Whenever herein there is a reference to an adjustment to the Guaranteed Substantial Performance Date, such adjustment shall also contemplate an equitable adjustment to the Project Schedule.

“Punch List” means and refers to a comprehensive list agreed to by the Contractor and the Owner upon Substantial Performance identifying those insubstantial details of construction and mechanical adjustment which require repair, completion, correction or re-execution, the non- completion of which does not interfere with the Owner’s safe and reliable occupancy, use and commercial operation of the BESS such as completion of painting, final clean-up and rubbish removal.

“Recipient” has the meaning set forth in Section 27.3.3.

“RTE” means “Round Trip Efficiency” and is the ratio of the AC energy in percentage between the energy supplied to the storage system(measured in MWh) and the energy retrieved from it in MWh, taking into account the one-way efficiencies of the batteries, the inverter, the transformer, and other components. A reasonable assumption of RTE for the Project is [REDACTED: Percentage amount]

“Sales Taxes” has the meaning set forth in Section 9.1.

“Schedules” means schedules to this Agreement.

“Separate Contractor” has the meaning set forth in Section 21.1.

“Site Acceptance Test” means the site acceptance test prepared by Contractor and agreed to by Owner in accordance with the Statement of Requirements.

“Statement of Requirements” means the Owner’s statement of requirements for the Project as set out in Schedule 1.

“Subcontractor” means and refers to any Person or entity, including a Components supplier or Vendor, who performs a portion of the Work or supplies materials, Components or other items in relation to the Work.

“Substantial Performance” shall be deemed to have occurred when:

(a)	the Contractor has delivered to the Owner, immediately when available, the following: (1) the raw data collected upon the completion of the Guaranteed Capacity Test, (2) test results of the Guaranteed Capacity Test and (3) a certificate from the Contractor certifying that the test results of the Guaranteed Capacity Tests are true and accurate and such tests have been performed in accordance with the Site Acceptance Test;

(b)	in accordance with the procedures set forth in Article 12, the Contractor has completed the Guaranteed Capacity Test in conformance with this Agreement and the data from the Guaranteed Capacity Test shall demonstrate that the BESS satisfied the Guaranteed Capacity and the requirements as set out in the Site Acceptance Test;

(c)	the Work is available for full commercial operation as intended by the Project Requirements in compliance with all applicable Laws then in effect and Permits (“Commercial Operation”), and the construction of the Work complies with all Permits issued with respect to the BESS;

(d)	the Work and its operations complies with all applicable Laws and Permits then in effect;

(e)	the Contractor has notified Owner in writing that the Contractor knows of no defects and/or deficiencies in the Work that affects the performance of the BESS and that the Owner has received a certificate from the Owner’s Engineer representing that the Work at the Job Site has been completed in all material respects, excepting items either individually or collectively that do not materially and adversely affect the operation of the work as set out in the Punch List;

(f)	necessary system adjustments or repairs to the Components identified during start-up, commissioning and testing process have been completed for the BESS to commence Commercial Operation at the performance levels obtained in Guaranteed Capacity Test upon which Commercial Operation is based;

(g)	the BESS is ready to be occupied and safely operated in accordance with the Project Agreements, for the use for which the BESS was intended in accordance with this Agreement;

(h)	all operators have been trained, to the Owner’s satisfaction;

(i)	all special tools and spare parts purchased by the Contractor, as provided herein have been delivered to the Owner;

(j)	the Contractor has closed out all building permits associated with the Project;

(k)	all approvals, authorizations and permits required from the Electrical Safety Authority to operate the system have been received;

(l)	all applicable CSA, ULc orUL certifications required under the Ontario Electric Safety Code have been met and confirmed by the Electrical Safety Authority;

(m)	[deleted];

(n)	all deliverables required to be submitted to the Owner on or before the Substantial Performance Date have been submitted;

(o)	the Punch List has been mutually agreed upon by the Owner and the Contractor in accordance with Section 12.2, provided that the cost to complete incomplete items or rectify known defects shall not exceed five percent (5%) of the Fixed Contract Price;

(p)	the Owner has received from the Contractor evidence satisfactory to the Owner that all payrolls, bills and other costs and expenses relating to the Work have been paid or otherwise satisfied;

(q)	there exists no Contractor Event of Default and no event which, with the passage of time or the giving of notice or both, would be a Contractor Event of Default;

(r)	the Contractor has completed the performance of the Work applicable to Substantial Performance according to all of the provisions of this Agreement, with the exception of those items specified in the Punch List and the Contractor’s warranty obligations which by their terms are to be performed after the Substantial Performance Date;

(s)	the Contractor has successfully completed and passed all tests set out in the Site Acceptance Test;

(t)	the Contractor has delivered an executed conditional assignment of Subcontractor warranties in accordance with Section 23.1.7;

(u)	the Contractor has delivered and executed an unconditional assignment of warranties in the form set out in Schedule 22;

(v)	payment of Liquidated Damages, if any; and

(w)	the Contractor has provided to the Owner a certificate executed by an officer of the Contractor certifying the occurrence of each of the preceding conditions set forth in this definition of Substantial Performance and has separately delivered a certificate certifying satisfaction of the requirements for “substantial performance of the work” in accordance with Section 2 of the Construction Act (Ontario),

“Substantial Performance Date” has the meaning set forth in Section 12.2.

“Taxes” has the meaning set forth in Section 9.3.1.

“Technical Documentation” means all drawings, designs, diagrams, specifications and other design and engineering documents and data, including operating and maintenance manuals, that the Contractor is required to prepare and deliver under the Agreement.

“Technical Requirements” means and refers to those requirements set forth in the Statement of Requirements, the Site Acceptance Test and in the documents identified in the Statement of Requirements, which Schedules and documents define the Work specifications and the design, construction, scope, performance requirements and intent for the BESS and Project.

“Toxic Substance” means toxic substance as defined by the Canadian Environmental Protection Act (Canada) as amended from time to time and including any regulations thereunder and successor or replacement legislation.

“Unanticipated Tariff” has the meaning set forth in Section 9.2.9.

“Utilities” means electric power, water and storm and sewer discharge systems.

“Vendor” means any Person at any tier that supplies machinery, equipment, materials or services related thereto to the Contractor or any Subcontractor in connection with the performance of the Work.

“Warranty Periods” means the periods of duration of the Contractor’s repair obligations, including any extensions and re-warranty periods, as set forth in Article 23.

“Work” means with respect to each BESS, all labour, design, engineering, procurement of Components and, tools, Components transportation, installation, supervision, construction, commissioning, start-up, testing, personnel training and other services and items identified in the Statement of Requirements or which are necessary, appropriate, or inferable to execute and complete the Components and BESS in accordance with this Agreement, all in accordance with and to meet the Project Schedule.

“Working Days” means Monday to Friday, inclusive, excluding statutory holidays in Ontario.

1.2	Schedules

The following Schedules are incorporated by reference into this Agreement and bind the Parties as if set out herein:

Schedule 1	Owner’s Statement of Requirements
Schedule 2	Job Site
Schedule 3	Site Acceptance Test
Schedule 4	Contractor’s Notice of Substantial Performance
Schedule 5	Major Component Procurement Plan
Schedule 6	Fixed Contract Price
Schedule 7	Form of Statutory Declaration
Schedule 8	Contractor’s Personnel Commitment & Organization Chart
Schedule 9	Schedule of Milestones (and Milestone Completion Certificates)
Schedule 10	Project Schedule
Schedule 11	Change Order and Change Directive Forms
Schedule 12	Report to the Owner
Schedule 13	Intentionally Left Blank
Schedule 14	Form of Contractor’s Application for Payment
Schedule 15	Owner’s Notice of Substantial Performance
Schedule 16	List of Approved Vendors and Subcontractors
Schedule 17	Intentionally Left Blank
Schedule 18	Intentionally Left Blank
Schedule 19	Notice to Proceed
Schedule 20	Certificate of Final Completion

ARTICLE 2

NOTICE TO PROCEED

2.1	Notice to Proceed

2.1.1 Subject to Sections 2.1.2 and 2.1.2(a) the Contractor shall commence Work upon receipt of a notice to proceed duly executed by the Owner and thereafter diligently continue the Work in accordance with the Project Schedule.

2.1.2 The Owner shall have no obligation to issue a notice to proceed pursuant to Section 2.1.1 and for the avoidance of doubt, the Owner shall not in any event issue the notice to proceed before the satisfaction or waiver by the Owner of the following conditions precedent:

(a)	approval by Owner with respect to the Fixed Contract Price and identity of the Subcontractors; and

(b)	approval by Owner’s management of the terms of this Agreement and the activities proposed to be conducted pursuant to the terms hereof.

2.1.3 If the Owner anticipates that it shall not issue a notice to proceed pursuant to Section 2.1.1 until after October 3, 2023, the Contractor and the Owner, both acting reasonably, shall initiate good faith negotiations as to the affect such delay may have on the Project Schedule and the Guaranteed Substantial Performance Date.

2.1.4 If the Owner does not issue a notice to proceed pursuant to Section 2.1.1 by October 3, 2023then the Parties shall, both acting reasonably and in good faith, endeavour to renegotiate the Agreement but anytime thereafter either Party may terminate the Agreement on fifteen (15) Days’ Notice to the other. Any such termination by either Party shall be without Liability and neither Party shall have any Liability to the other Party following any such termination.

2.2	Limited Notice to Proceed

2.2.1 Notwithstanding the foregoing, Owner may elect to issue a notice to proceed instructing the Contractor to procure the Components for the Project (the “Limited Notice to Proceed” or “LNTP”). Upon receipt of the LNTP, Contractor shall immediately procure the Components from “EVLO Energy Storage Inc.”. For greater certainty, the Contractor and the Owner hereby agree that the purpose of Owner issuing the LNTP is to ensure the delivery of the Components on a timely basis and in any event on the date set out in the Project Schedule.

ARTICLE 3

GENERAL PROVISIONS

3.1	Scope of Work

3.1.1 On a fixed price, lump sum “turnkey” basis, the Contractor shall design, engineer, procure, construct, start-up, test, and provide personnel training for the operation and maintenance of the BESS that is in conformance with the Project Requirements and the other requirements of this Agreement. The BESS will be located on the Job Site listed in Schedule 1. The scope of the Contractor’s responsibilities hereunder is set forth more particularly in this Agreement and includes furnishing all services, supervision, labour, materials, supplies, Components and other equipment and machinery required to complete, start up and test the BESS.

3.2	Contractor Review of Project Requirements

3.2.1 The Contractor represents and warrants to the Owner (a) that it has carefully and thoroughly reviewed, analyzed, compared and familiarized itself with the Project Requirements, (b) that it is satisfied that the Project Requirements are in accordance with generally accepted engineering standards, and (c) that the Project Requirements contain all information, data, measurements, instructions, direction and guidance (or such information, data, measurements, instructions, direction and guidance reasonably inferable from the Project Requirements) as is necessary for the Contractor to prepare the Design & Engineering Documents and to complete the Work in accordance with the terms and provisions of this Agreement and for the Fixed Contract Price, by the Guaranteed Substantial Performance Date.

3.2.2 The Contractor acknowledges and agrees that the Project Requirements do not contain any errors, omissions, mistakes, discrepancies or defects. In the event the Contractor discovers an error, omission, mistake, discrepancy or defect in the Project Requirements, the Contractor shall promptly report the same to the Owner and shall propose a resolution thereof for the Owner’s review and approval. The Contractor shall not be entitled to a Change Order in the event that the error, omission, mistake, discrepancy or defect has caused an increase in the Fixed Contract Price and/or delay in the Project Schedule.

3.3	Priority of Agreement Provisions

In the event of a conflict or inconsistency of provisions in this Agreement, the following order of precedence shall govern the interpretation of such documents:

3.3.1 the body of this Agreement (excluding the Schedules and the Design & Engineering Documents), as amended from time to time via a Modification;

3.3.2 the approved Design & Engineering Documents;

3.3.3 the Schedules in each case as amended from time to time in the following order of priority: 1, 10, 13, 20, 2, 3, 5, 8, 9, 4, 6, 12, 14, 7, 16, 15, 21, 11, 17, 18, 19 and 22;

3.3.4 the Detail Design Documents (other than the Schedules), as amended from time to time; and

3.3.5 in the event of an ambiguity or inconsistency within this Agreement or among the various Project Requirements as to quantity or quality, the greater quantity and the better quality shall govern; except, however, that computed or figured dimensions shall take precedence over scale dimensions, and large scale drawings shall take precedence over small scale drawings. In the event the Contractor becomes aware of any conflict between the main body of this Agreement and any Schedules (or the Technical Requirements) of this Agreement or between any of the Schedules (or the Technical Requirements) of this Agreement, the Contractor shall notify the Owner within forty-eight (48) hours of such conflict in writing, pursuant to the notification provisions set forth in Section 29.11.

3.4	Independent Contractor

In performing its duties and obligations under this Agreement, the Contractor shall, at all times, act in the capacity of an independent contractor, and shall not in any respect be deemed (or act as) an agent of the Owner for any purpose or reason whatsoever.

ARTICLE 4

CONTRACTOR’S SERVICES

4.1	General Requirements

4.1.1 Performance of the Work. The Contractor hereby covenants and agrees that it shall duly and properly perform and complete the Work in accordance with the Project Requirements, including the Technical Requirements. The Contractor further covenants and agrees that it shall provide and pay for all items or services necessary for the proper execution and completion of the Work, whether temporary or permanent and whether or not incorporated or to be incorporated into the Work, including, but not limited to, all design, engineering, procurement, installation and construction services, all administration, management, training and coordination services, all labour, materials, furnishings, office trailers, Components, supplies, insurance, bonds, Permits (other than Owner Permits), tests, inspections, tools, machinery, water, heat, Utilities and transportation, and all other items, facilities and services. As part of the Work, the Contractor shall supply all oils, chemicals, grease, fills and other consumables necessary to achieve Substantial Performance and the BESS shall be fully loaded with such consumables at the Acceptance Date.

4.1.2 Professional Standard. The Contractor’s services shall be performed (a) with due care and diligence in a good and workmanlike manner, (b) in accordance with Good Engineering and Operating Practices, and (c) as expeditiously and economically as is consistent with the best interests of the Owner and with the preceding standards.

4.1.3 Licensing and Other Qualifications. The Contractor covenants and agrees that any individuals and entities who will perform or be in charge of professional, architectural, design and engineering services for the Work shall have experience with the type of project being undertaken and shall be duly licensed to practice under the Laws of Ontario. . Similarly, all construction services shall be undertaken and performed by qualified and licensed construction contractors, vendors and suppliers.

4.1.4 Sufficient Personnel. The Contractor shall, at all times during the term of this Agreement, keep sufficient personnel employed so that the Work to be performed by the Contractor hereunder is completed in an efficient, prompt, economical and professional manner.

4.1.5 Contractor’s Key Personnel. Attached hereto as Schedule 8 is a list of the Contractor’s key personnel who will be responsible for supervising the performance of the Contractor’s Work hereunder. Among such individuals, there shall be appointed a full-time on-site principal representative of the Contractor (the “Contractor’s Representative”), who shall be the Contractor’s authorized representative and who shall receive and initiate all communications from and with the Owner and be authorized to render binding decisions related to the Project. Contractor may remove key personnel from the Project upon written notice to the Owner. If, after execution of this Agreement, the Owner reasonably objects in writing to any of the Contractor’s personnel, the Contractor shall promptly remove such disapproved personnel. If any of the Contractor’s key personnel are removed as provided above, any replacement personnel shall be subject to the prior written approval of the Owner, which approval shall not be unreasonably withheld.

4.1.6 Local Conditions. The Contractor represents that it has taken steps reasonably necessary to ascertain the nature and location of the Work, and that it has investigated and satisfied itself as to the general and local conditions which can affect the Project, the Job Site and/or the performance of the Work, including but not limited to (a) existing and Project conditions bearing upon transportation, disposal, handling, and storage of materials and Components; (b) the availability of labour, water, electric power, Utilities and roads; (c) uncertainties of weather, noise limitations or similar conditions at the Job Site; (d) the adequacy and limitations of the Job Site for lay-down, storage and operations; (e) the character of construction equipment and construction facilities needed prior to and during the performance of the Work; and (f) all Job Site dimensions and all measurements relevant to the Work and the Job Site. The Owner acknowledges that the Contractor has assumed no risk or liability for Pre-Existing Hazardous Substances which are encountered at the Job Site subject always to the provisions of Article 25.

4.1.7 Legal Requirements. The Contractor shall comply, and shall cause the Subcontractors to comply, in all material respects, with all Permits and all existing and future Laws which are applicable to the Work and/or the Job Site and shall give all notices pertaining thereto.

4.1.8 Permits and Licenses. The Contractor shall secure those permits, registrations, licences, certifications, authorizations, inspections, approvals, consents, governmental fees, and variances, if applicable, set forth in Schedule 1 and such other permits as relate to the Contractor’s performance of the Work and completion and operation of the BESS (“Contractor Permits”). The Contractor shall pay for the Contractor Permits. The Owner shall secure those permits, registrations, licences, certifications, authorizations, inspections, approvals, consents, governmental fees, and variances set forth in Schedule 1 (“Owner Permits”, and together with the Contractor Permits, the “Permits”). The Owner shall pay for the Owner Permits. Each Party shall provide any assistance reasonably requested by the other Party to obtain or maintain such Permits and the Contractor acknowledges and agrees it will, as part of the Work, be required to provide all necessary design documents that will be required by Owner to obtain the Owner Permits. The Contractor acknowledges and agrees that the Permits listed in Schedule 1 are all permits, registrations, licences, certifications, authorization inspections, approvals, consents, governmental fees and variances that must be obtained under all applicable Laws for the design, engineering, procurement, construction, start-up, testing, completion and operation of the BESS. The Contractor and the Owner will provide the other with copies of the Permits it secures. The Owner is responsible for all costs associated with permit fees for the Owner Permits.

4.1.9 Periodic Reports and Meetings; Office. The Contractor shall prepare and submit to the Owner on or prior to the Wednesday of each week a written status report in the form set out in Schedule 12 regarding the Project and the progress of the Work in the preceding one (1) week (Sunday to Saturday (inclusive)) period, which, in addition to the requirements set out in Schedule 1, will include:

(a)	any events of material significance to the Contractor’s ability to achieve Substantial Performance by the Guaranteed Substantial Performance Date;

(b)	such items required by the Statement of Requirements to be reported upon in such reports; and

(c)	any items impacting the Project Schedule or any other items that the Owner reasonably requests. The Contractor shall also immediately notify the Owner of any events that may reasonably be expected to adversely affect the Contractor’s ability to achieve Substantial Performance by the Guaranteed Substantial Performance Date. Further, upon the Owner’s specific request, the Contractor agrees to provide to the Owner any other information reasonably requested by the Owner within five (5) Working Days of the request.

Until Final Completion, the Contractor will attend and participate in weekly progress meetings with the Owner that will occur on the last Working Day of each week at the Job Site (or on a different day or location as the Owner may elect) for the purpose of discussing the status of the Work, anticipating and resolving any problems and reviewing a performance scorecard prepared by Owner and agreeing on a course of action the Contractor shall take to address any deficiencies identified in such scorecard.

4.1.10 Patents and Other Proprietary Rights. The Contractor shall pay all royalties and other fees for any Intellectual Property Rights necessary for the execution and completion of the Work and for the Owner to own, operate, maintain, repair and modify the BESS following Substantial Performance. The Contractor shall indemnify, defend and as a separate covenant hold harmless the Owner Indemnitees from and against any and all losses, damages, claims or expenses, including, without limitation, court costs and legal fees on a solicitor and his own client indemnity basis, arising or resulting from any claim or legal action that any materials, supplies, Components, processes or other portions of the Work furnished by the Contractor under this Agreement, or the use thereof, constitutes an infringement and/or violation of any Intellectual Property Right or other proprietary right. If any materials, supplies, Components, processes or other portions of the Work furnished by the Contractor under this Agreement or the use thereof is held to constitute an infringement or violation of the rights of any Person in any Intellectual Property Right or proprietary right, and the use of such item is enjoined, the Contractor shall, at its own expense (in addition to the Contractor’s indemnification obligation described above and any other remedies the Owner may have under this Agreement), either procure the right to use the infringing item, or replace the same with a substantially equal but non-infringing item, or modify the same to be non-infringing, provided that any substitute or modified item shall meet all the requirements and be subject to all the provisions of this Agreement. The terms and provisions of this Section shall survive the termination or expiration of this Agreement.

4.1.11 Supervision. The Contractor shall supervise, coordinate and direct the Work using Good Engineering and Operating Practices. The Contractor shall employ, or cause to be employed, only supervisory personnel who are appropriately qualified, trained and experienced in safety, efficiency and quality of work supervision, and if requested by the Owner, accredited or enrolled in a program for accreditation with respect to appropriate qualifications specified by the Owner. Notwithstanding the foregoing, the Contractors shall ensure that any person employed by the Contractor or any Subcontractor at the Job Site shall also complete any training or other site specific requirements that may pertain to the Job Site, whether imposed by Owner or any other Person with authority over or ownership or control of the Job Site.

4.1.12 Responsibility. The Contractor shall be responsible to the Owner for acts and omissions of the Contractor, Subcontractors, their respective agents and employees, and any other Persons performing portions of the Work, or claiming by, through or under the Contractor, and shall be responsible to the Owner for any Liabilities resulting from such acts or omissions. The exercise by the Contractor of the right to subcontract will not in any way increase the costs, expenses or Liabilities of the Owner. Further, nothing contained in this Agreement is intended to or will create any contractual relation between any Subcontractor and the Owner or any obligation on the part of the Owner to pay or see to the payment of any moneys due to any Subcontractor or its personnel.

4.1.13 Discipline. The Contractor shall enforce strict discipline and good order among the Contractor’s employees, Subcontractors’ employees and any other Persons carrying out the Work. The Contractor shall not permit the employment of unfit Persons or Persons not skilled in tasks assigned to them and shall require all Work to be in accordance with Good Engineering and Operating Practices. The Contractor shall remove any employee or other individual that the Owner, acting reasonably, deems incompetent, careless, negligent, unreasonable, uncooperative, unfit, or under the influence or in possession of drugs or alcohol. Any costs or increased costs or expenses associated with any such removal of employees or other individuals shall be borne solely by the Contractor. The Contractor shall be responsible for peaceful labour relations at the Job Site, shall at all times exert its Commercially Reasonable Efforts and judgment as an experienced contractor to adopt and implement policies and practices designed to avoid work stoppages, slowdowns, disputes or strikes where reasonably possible and practical under the circumstances, and shall at all times exert its Commercially Reasonable Efforts to maintain Project- wide labour harmony.

4.1.14 Labour Agreements. In satisfying the requirement in Section 4.1.13, and in-line with ITC labour requirement, the Contractor will pay as part of its labour subcontracts a total compensation package that equates to the prevailing wage. Additionally, at least ten per cent of the tradesperson hours worked must be performed by registered apprentices in the Red Seal trades.

4.1.15 Co-operation. The Contractor shall co-operate with and assist the Owner, its advisors, consultants, lawyers, employees, agents, contractors and representatives, including Authorities at all times during the term of this Agreement so as to complete the Projects in an efficient, timely and economical manner. Such co-operation and assistance shall include, without limitation, any reasonable co-operation or assistance required by the Owner in connection with its arrangements for the provision of services to the Contractor in relation to the construction of the BESS.

4.1.16 Work Plans.

(a)	The Contractor shall develop and implement comprehensive management and work plans for the Project which are relative to (among other matters) Project safety and security; quality assurance and quality control; management and control of the design, engineering, procurement and construction services; and management and control of Subcontractors and their subcontracts; inspection and testing plans, method statements and work instructions and non-conformance control and corrective action process (the “Quality Plans”).

(b)	All Quality Plans will be consistent with the requirements of the Project Requirements and the Contractor shall prepare and implement the Quality Plans and shall cause to be performed the Work in compliance with the Quality Plans.

(c)	The Contractor shall submit to the owner the initial Quality Plans and any changes to any of the Quality Plans it proposes to make from time to time, and may amend such plans further to such reasonable comments and instructions the Owner may propose.

(d)	Without limiting Owner’s other rights pursuant to this Agreement, the Owner may, from time to time, directly or indirectly, perform periodic monitoring, spot checks and auditing the Contractors quality management systems, including all relevant Quality Plans and any quality manuals and procedures.

4.1.17 Signage. The Contractor shall not display, install, erect or maintain any advertising or other signage at the Job Site without the Owner’s prior written approval as to the same.

4.1.18 Notice of Claims. The Contractor shall promptly notify the Owner of any claims, suits or actions filed or asserted in writing against the Contractor in relation to the Work, the Job Site and/or this Agreement.

4.1.19 Discoveries of Historical Interest. The Contractor shall take reasonable precautions to prevent its workers, its Subcontractors or any other Persons from removing or damaging any artefact, fossil, article of value or antiquity and structures and other remains or things of geological or archaeological interest or cultural evidence discovered during the course of the Work. Upon discovery of the same, the Contractor shall immediately notify the Owner of same, and shall stop all construction work around the affected area, until all appropriate action has been taken by the Owner. Upon request by and at the expense of the Owner, the Contractor shall protect the discovery undisturbed. Any such discovery shall be, as between the Owner and the Contractor, the absolute property of the Owner. To the extent permitted by applicable Law, the Contractor shall carry out the Owner’s orders as to the disposal of the same. If arising from any such discovery the Guaranteed Substantial Performance Date or Project Schedule may be impacted, the Contractor shall use its Commercially Reasonable Efforts to devise a work around plan in an attempt to maintain the original schedule. The work around plan shall be subject to approval by the Owner.

The additional costs of preparing and implementing the work around plan shall be treated as a Change in Work. If, despite these efforts and the work around plan or if the Owner does not approve the work around plan and it is determined that the Guaranteed Substantial Performance Date and the Project Schedule will be impacted negatively, the Contractor and the Owner shall discuss the amount of time by which the schedule was directly impacted and the Owner will grant an appropriate extension of time as the Owner acting reasonably considers fair by issuing a Change Order pursuant to Article 16. The requirements of this Section 4.1.19 are in addition to any obligation imposed by any Law with regard to objects or places of a historical or cultural nature.

4.1.20 Interconnection Studies. The Contractor herby covenants and agrees to perform the Work in accordance with any connection impact or system impact studies prepared in relation to the BESS from time to time by the Owner or the IESO as applicable.

4.1.21 Books and Records. The Contractor shall keep full and detailed books, records, and accounts as necessary for proper financial management under this Agreement and such obligation shall continue for up to seven (7) years after the Substantial Performance Date. The Owner shall have the right to access, audit, inspect, and copy the Contractor’s books, records, and accounts at any time, upon reasonable prior notice, within such period for the purpose of verifying payments and compliance with the requirements of this Agreement, including in connection with Taxes payable by the Owner or the Contractor.

4.2	Design and Engineering Work

4.2.1 Scope Design & Engineering Documents

(a)	The Statement of Requirements identifies certain design and engineering documents to be prepared by the Contractor and the Contractor shall prepare such documents accordingly and submit them to the Owner for review (the “Design and Engineering Documents”). The Design and Engineering documents do not need to be submitted to the Owner as a single complete set, but may be submitted in successive packages, each of which may address separate systems available to the Project. The Owner will promptly review such documents and within twelve (12) Working Days after its receipt of such documents, provide its comments thereto to the Contractor. The Contractor shall reasonably consider any comments provided by the Owner and make such changes to the Design and Engineering Documents as may be prudent or desirable in such circumstances. Any subsequent review of the Design and Engineering Documents will be completed by the Owner as promptly as possible, not to exceed twelve (12) Working Days. If the Owner fails to provide comments within the time frames indicted above, such failure will be deemed to mean the Owner has no comments on the documents submitted. The Owner shall review such documents for the purpose of determining whether such Design and Engineering Documents are in conformity with the Project Requirements, and the Owner may require amendments to the Design and Engineering documents to satisfy the obligations of the Contractor hereunder. Review and comment by the Owner shall not limit, relieve, waive or diminish the Contractor’s duties or liabilities under this Agreement to perform the Work so that the Project, when complete, satisfies all the requirements of the Contractor’s Work under this Agreement. Further to the review and comment by the Owner and any changes thereafter made by the Contractor, the Design and Engineering Documents shall serve as the basis for all of the Contractor’s detail design for the work. The Design and Engineering Documents shall be stamped by a professional engineer (Ontario).

(b)	After finalization of the Design and Engineering Documents in accordance with Section 4.2.1(a) the Contractor shall prepare detailed design documents consistent with the Design and Engineering Documents and all vendor specifications and shall be consistent with (and develop in detail) the intent of the Statement of Requirements shall include all necessary drawings, specifications, schedules, diagrams and plans, and shall contain such content and detail as is necessary to obtain all Permits and to properly complete the construction of the Project in accordance with the terms of this Agreement (the “Detail Design Documents”). The Detail Design Documents shall provide information customarily necessary for the use of such documents by those in the building trades. All civil, structural, mechanical, electrical, architectural and landscape drawing and specifications shall be stamped by a professional engineer licensed to practice in Ontario or other suitable design professional licenced to practice in Ontario. Procured items such as batteries, inverters, electrical cabinets, reinforced steel shop drawings, etc. will not require a stamp. In connection therewith, the Contractor shall, in preparing the Detail Design Documents, submit an electronic copy of drawings to the Owner for information within five (5) Working Days of preparation.

(c)	The Owner will promptly review the Detail Design Documents provided to it by the Contractor pursuant to Section 4.2.1(b) and within twelve (12) Working Days after its receipt of such documents, provide its comments thereto to the Contractor. The Contractor shall consider any comments provided by the Owner and make such changes to the Detail Design Documents as may be prudent or desirable in such circumstances. Any subsequent review of the Detail Design Documents will be completed by the Owner as promptly as possible, not to exceed twelve (12) Working Days. If the Owner fails to provide comments within the time frames indicated above, such failure will be deemed to mean the Owner has no comments on the documents submitted. The Owner shall review such documents for the purpose of determining whether such Detail Design Documents are in conformity with the Statement of Requirements, Design and Engineering Documents and the other Project Requirements and the Owner may suggest amendments to the Detail Design Documents to satisfy the obligations of the Contractor hereunder. Review and comment by the Owner shall not limit, relieve, waive or diminish the Contractor’s duties or liabilities under this Agreement to perform the Work so that the Project, when complete, satisfies all the requirements of this Agreement.

4.2.2 Compliance with Laws. The Contractor covenants and agrees that the Design & Engineering Documents and the Detail Design Documents shall be prepared in accordance with the professional standard defined in Section 4.1.2, and shall be in compliance with and accurately reflect all applicable Laws. The Contractor shall, at no expense to the Owner, promptly modify any such documents which are not in accordance with the requirements of the Agreement.

4.2.3 Shop Drawings.

(a)	Shop drawings are drawings, diagrams, illustrations, schedules, performance charts, brochures, product, and other data which illustrate details of a portion of the Work (“shop drawings”).

(b)	The Contractor shall provide shop drawings as described in the Statement of Requirements or as the Owner may reasonably request.

(c)	The Contractor shall review all shop drawings it provides to Owner pursuant to this Section 4.2.3. The Contractor represents by this review that the Contractor has determined and verified all field measurements and field construction conditions (or will do so), Component requirements, catalogue numbers and similar data and that the Contractor has checked and coordinated each shop drawing with the requirements of the Work and of the Project Requirements.

(d)	Shop drawings which require approval of any Authority having jurisdiction shall be submitted to such Authority by the Contractor.

(e)	The Contractor shall submit shop drawings to the Owner for review with reasonable promptness in an orderly sequence, and sufficiently in advance so as to cause no delay in the Work or in the work of other contractors. The Contractor shall, acting expeditiously and with diligence and as soon as practicable after receiving authorization to proceed with the Work, prepare a schedule of the dates for submission and return of shop drawings for the Owner’s review and approval. Shop drawings shall be submitted in the form of reproducible transparencies or prints as the Owner may reasonable direct. Contractor shall allow the Owner twelve (12) Working Days to review shop drawings from the date of receipt. At the time of submission, the Contractor shall specifically draw to the attention of the Owner, in writing, any deviations in the shop drawings from the Project Requirements.

(f)	The Owner’s review under Section 4.2.3(e) is for conformity to the intent of the Project Requirements and for general arrangement only. Such review shall not limit relieve, waive, or diminish the Contractor’s duties and liabilities under this Agreement to perform the Work so that the Project when complete satisfies all requirements of this Agreement.

(g)	Upon the request of the Owner, the Contractor shall revise and resubmit shop drawings which the Owner rejects as being inconsistent with the Project Requirements within the time period reasonably required by the person rejecting such drawings. At the time of resubmission, the Contractor shall specifically draw to the attention of the Owner, in writing, any material revision in the shop drawings other than those specifically requested.

4.3	Procurement and Construction Work

4.3.1 Control. The Contractor shall be solely responsible for and shall have control over all construction means, methods, techniques, sequences and procedures, and for coordinating all portions of the Work.

4.3.2 Inspection and Delivery of Materials, Components and Manufacturer’s Requirements. The Contractor shall perform a detailed inspection of all materials and Components located on or off the Job Site that comprise or will comprise a portion of the Work, and the Owner’s Representative may perform a detailed inspection of all materials and Components located on the Job Site that comprise or will comprise a portion of the Work, at intervals appropriate to the stage of construction or fabrication, as necessary to ensure that the Work is proceeding in accordance with this Agreement. On the basis of such inspections, the Contractor shall keep the Owner informed of the progress and quality of the Work and shall provide the Owner with reports of any material defects or deficiencies discovered during any inspection in which event Article 17 shall apply and Contractor shall, at the earliest practical opportunity cause such defects or deficiencies to be corrected. The Contractor shall expedite the delivery of all materials and Components and shall handle (including unloading the Components), store on-site and install all materials and Components in strict accordance with the manufacturer’s or vendors’ instructions and specifications. The Contractor acknowledges and agrees to bear all risks (including delay, schedule and performance risks) with respect to the Components. The Contractor shall be responsible for loading and transporting all Components to the Job Site as further described in Article 20. All Components incorporated into the Work will be new and will meet the requirements of this Agreement.

4.3.3 Access by the Owner and Others. The Contractor shall provide the Owner and its respective employees, agents, representatives, designees and Owner’s Engineer or other consultants access to the Work at all times during Working Days in accordance with the requirements of the Statement of Requirements; provided that the Owner and its respective employees, agents, representatives, designees and Owner’s Engineer or other consultants shall comply with reasonable security or safety restrictions imposed by the Contractor so as not to unduly interfere with the Work and the Owner shall not hold the Contractor liable for any such undue interference.

4.3.4 Clearing Job Site. The Contractor shall be responsible for all clearing, excavation, grading and similar work necessary to complete the Work.

4.3.5 Cutting, Coring, Excavation & Backfill. The Contractor shall be responsible for all cutting, fitting, coring, excavation and backfilling which is required to complete the Work or to make its parts fit together properly. It is the intent of this Agreement that all areas requiring cutting, fitting, coring, excavation and backfilling shall be restored to a completely finished condition which match and/or blend with its surroundings and pre-existing finishes such as asphalt, gravel, etc.

4.3.6 Cleaning Up. The Contractor shall, at all times during the term of this Agreement, keep the Job Site and surrounding streets, properties, sidewalks and other areas free from waste materials, rubbish, debris and other garbage resulting from the construction of the BESS, and shall employ adequate dust control measures. The Contractor shall properly and regularly dispose of unneeded materials used, generated or excavated in the performance of the Work. As soon as reasonably practicable following Substantial Performance and no later than Final Completion, the Contractor shall remove from the Job Site all tools, equipment, machinery, surplus materials, waste materials and rubbish, and shall clean all glass (inside and out), remove all material paint spots and other smears, stains or scuff marks, clean all plumbing and lighting fixtures, wash all concrete, tile and finished floors, and otherwise leave the Project and the Job Site in a neat and clean condition. All waste disposal and other clean-up shall be performed, at a minimum, in accordance with all applicable Laws. If the Contractor fails to clean the BESS and Job Site as provided herein, the Owner may do so upon five (5) days’ prior written Notice to the Contractor and the cost thereof shall be promptly reimbursed to the Owner by the Contractor on demand or may be set-off against any payments due to the Contractor. For clarity, all grading of property in or around the BESS shall be graded to the extent that minimizes any inconvenience to the Landlord.

4.3.7 Noise Controls. The Contractor shall make every effort to minimize the noise levels while construction of the Work is proceeding and shall comply with the specific requirements of the Statement of Requirements in this regard. The Contractor will be responsible for providing the BESS that complies with all noise Laws and Permits.

4.3.8 Records. The Contractor shall maintain in good order at the Job Site at least one copy (in hard copy and electronic formats as reasonably requested by the Owner) of the Design & Engineering Documents, the Detail Design Documents, drawings, specifications, product data, samples, shop drawings, Modifications and all other documents in connection with the Work being carried at the Job Site, marked currently to record changes made during construction. These documents shall be available at all times to the Owner and its representatives for their review and/or inspection. Prior to Final Completion, all of the preceding items which are applicable to the completed portion of the Work shall be delivered to the Owner, as well as a set of “as-built” drawings for each BESS (in hard copy and on computer disk) showing all changes made to the drawings during construction. The Contractor shall also provide to the Owner, prior to Final Completion, an “as-built” survey for each BESS at the Job Site, indicating the actual location of the improvements as constructed and as situated on the Job Site.

4.3.9 Purchasing Schedule. The Contractor shall prepare and deliver to the Owner a purchasing schedule and update at the Work progress meetings of the Owner and the Contractor described in Section 4.1.9 such purchasing schedule and the Major Component Procurement Plan. The purchasing schedule prepared by the Contractor under this Section 4.3.9 and the Major Component Procurement Plan shall identify each item to be purchased or procured, and shall with respect to each such item, describe (a) proposed date of purchase; (b) manufacturer and manufacturer’s location; (c) proposed shipping date; and (d) date delivery is due at the Job Site. The Major Component Procurement Plan shall cover the procurement of all Components to which the Technical Requirements described in the Statement of Requirements apply and shall include detailed provision for the quality testing and procurement by the Contractor of such Components, including but not limited to plans for pre-shipment quality testing of Components to be procured out of storage. The purchasing schedule and the Major Component Procurement Plan shall together provide for the supply of all Components and materials to be furnished by the Contractor and the Owner and incorporated into the Work by the Contractor.

4.3.10 The Contractor’s Responsibility for Proper Layout. The Contractor shall be strictly responsible for the proper layout, location, performance, and accuracy of the lines and levels required for the proper performance of the Work and for any loss or damage to the Owner resulting from the Contractor’s failure to properly perform the same if a problem arises. For greater clarity this includes the placement of the BESS as per Design & Engineering Documents.

4.4	Coordination with Owner, Authorities and Subcontractors

4.4.1 Notwithstanding Section 4.3.1, the Contractor acknowledges and agrees that the Job Site may be located on lands designated, in part, as agricultural lands used, in part, for farming purposes by the Landlord. The Contractor agrees to coordinate the Work with representatives of the Owner that will be assigned for this purpose to ensure that the Work and any farming operations at the Job Site are not disrupted. The Contractor acknowledges and agrees such coordination activities shall be included in the Work and may include periodic (weekly or more frequent) coordination meetings with the Job Site representative.

4.4.2 Subject to any other term in this Agreement, the Contractor shall have complete responsibility for coordination of the Work with all Authorities and any other Persons, as necessary, and the administration of any testing or taking of any other action necessary to demonstrate the Work’s compliance with all applicable permits and applicable Laws prior to and as at Substantial Performance.

4.4.3 The Contractor shall provide such reasonable assistance as may be requested by the Owner in dealing with any other contractors having access to the Job Site from time to time in relation to the Work.

4.4.4 The Contractor shall inform the Owner, and shall keep the Owner fully apprised, of any and all contact with any Authority, if applicable, in each of its reports issued to the Owner pursuant to Section 4.1.9.

4.4.5 The Contractor shall promptly provide the Owner with any correspondence the Contractor receives from any Authority and the Contractor shall provide any correspondence or submittals to the Owner for its review and approval prior to the Contractor delivering or issuing such to any Authority.

4.5	Local Communities

The Contractor shall use its Commercially Reasonable Efforts to cooperate and assist the Owner in its efforts to explore opportunities with, management of, or otherwise in obtaining involvement of, local communities in connection with the Work.

4.6	Placement of Owner’s Personnel at Contractor’s Offices

4.6.1 The Owner may require the placement of no greater than two (2) of the Owner’s personnel in the Contractor’s engineering phase of the Work at the Contractor’s offices to enable Owner to acquire knowledge about the Project design and engineering.

4.6.2 In addition to the requirements of Section 4.6.1, the Owner may require the placement of no greater than one (1) of the Owner’s personnel at the Job Site during the performance of any of the Work at the Job Site to enable the Owner to acquire knowledge about, among other things, the Project through the construction, start-up and commissioning of the BESS.

4.6.3 The Contractor shall be responsible for providing, at the Contractor’s sole cost and expense, any of the Owner’s personnel in the Contractor’s engineering and design offices with continuous access to office space, parking, basic office furniture, telephones and active telephone lines (including direct external lines, speakers for hands free operation and electronic voicemail), internet access, photocopiers, scanner and printers.

4.6.4 Notwithstanding any such attendance by the Owner’s personnel referred to in this Section 4.6 the Contractor shall retain sole responsibility for the Work.

4.6.5 The Contractor acknowledges that it shall not be provided with any specific space for any furnished facilities or any dedicated furnished facilities, at the Job Site and any space made available by the Owner shall be on an entirely discretionary basis from time to time as the Contractor may agree with the Owner.

4.7	Entrance, Routing and Transportation to the Job Site

The Owner shall provide all entrance(s) to the Job Site required for ingress and egress of all personnel, equipment, Components, materials and vehicles to and from the Job Site. The Contractor is responsible for the appropriateness of all routing and transport corridors for delivery of the Components, and any other materials or equipment to the Job Site and preparation of all transportation studies, and the Contractor shall be liable and shall indemnify the Owner from and against any and all Liabilities arising from the Contractor’s development, use or closure of routing and transport corridors, including any heavy-haul routes. Any transportation study, report or other information provided by the Owner prior to the effective date of this Contract in respect of such routing and transportation is provided as background information only and as an accommodation to the Contractor without limiting the Contractor’s obligations under this Contract, and shall not affect the obligations of the Contractor under this Section 4.7.

4.8	Importing

The Contractor shall be the importer of record with respect to all Components originating from a location outside of Canada which the Contractor accepts delivery of at a location outside of Canada.

ARTICLE 5

OWNER

5.1	Rights, Duties & Obligations

5.1.1 Owner’s Representative. The Owner shall designate in writing, from time to time, one or more individuals who shall act on behalf of the Owner in connection with the Projects, together with the scope of their authority. Among such designees, there shall be appointed a principal representative of the Owner (the “Owner’s Representative”), who shall be the Owner’s authorized representative and who shall receive and initiate all communications from and with the Contractor and be authorized to render binding decisions related to the Projects. Owner’s Representative shall not be authorised to enter into any Modifications on behalf of the Owner or any other amendment, variation, or waiver to any provision of this Agreement.

5.1.2 Owner Approvals. The Contractor acknowledges and agrees that any review, inspection, acceptance, comment or evaluation by the Owner of any plans, drawings, specifications, other documents, Components or other Work prepared by or on behalf of the Contractor shall be solely for the Owner’s determining for the Owner’s own satisfaction the suitability of the Projects generally for the purposes intended therefor by the Owner and may not be relied upon by the Contractor, Subcontractors, or any other third party as a substantive review or approval thereof. The Owner, in reviewing, inspecting, commenting on or evaluating any plans, drawings, specifications, other documents, Components or other Work, shall have no responsibility or Liabilities for the accuracy or completeness of such documents or Work, for any defects, deficiencies or inadequacies therein or for any failure of such documents or Work to comply with the requirements set forth in this Agreement; the responsibility for all of the foregoing matters being the sole Liability and obligation of the Contractor. In no event shall any review, inspection, comment, evaluation or approval by the Owner relieve the Contractor of any Liability, obligation or responsibility under this Agreement, it being understood that the Owner is at all times ultimately relying upon the Contractor’s skill, knowledge and professional training and experience.

5.1.3 Co-operation with the Contractor. Whenever the Owner’s co-operation is required by the Contractor in order to carry out the Contractor’s obligations hereunder, the Owner agrees that it shall act in good faith in so cooperating with the Contractor.

5.1.4 Rights to Access Project. The Owner has secured or shall secure all property rights required to permit the Contractor to access the Job Site as necessary for the performance of the Work.

5.1.5 Construction Means & Methods. The Owner shall have no control over or charge of, and shall not be responsible for, construction means, methods, techniques, sequences or procedures, or for safety precautions or programs, in connection with the Work, all of which are the sole responsibility of the Contractor. However, the Owner may consult with the Contractor on such matters and the Contractor will consider such matters in its reasonable judgment. The Contractor acknowledges and agrees with the Owner’s commitment to safety and acknowledges the Owner’s expectation of the compliance by the Contractor and its Subcontractors in relation to the same.

5.1.6 Inspection of Work

(a)	The Contractor shall ensure that the Owner, and its respective employees, agents, advisors, representatives and designees shall be granted access to the Contractor’s Work, whether at the Job Site or off-site, at all times during the Working Days upon twenty-four (24) hours’ prior Notice so as to enable such parties to witness and inspect the Work (including, without limitation, any item of design, equipment, material, service or workmanship to be provided as part of the Work); provided that the Owner and its employees, agents, advisors representatives and designees shall comply with reasonable restrictions imposed by the Contractor so as not to unduly interfere with the Work. The Contractor shall make all arrangements necessary to permit such inspections at the Contractor’s Work place or at any location where any material, Components or piece of machinery is being manufactured or fabricated. The Owner and its employees, agents, advisors, representatives and designees will have the right to be present during all start- up, testing and commissioning, whether on or off the Job Site, and will, by way of example and not limitation, have timely access to all test procedures, quality control reports, and test reports and data, including all Components adjustment, installation and alignment data. The Contractor will provide safe and proper facilities for such access and inspection. Further, to allow the Owner and the Owner’s employees, agents, advisors, representatives and designees to be present, the Contractor will give the Owner ten (10) Working Days advance Notice of any system, Components or BESS check-out or testing, including any factory acceptance test of the batteries, power converters or transformers and with respect to any such factory acceptance test, the Contractor will cause the relevant Vendor to permit Owner and Owner’s employees, agents, advisors, representatives and designees to be present at such factory acceptance tests. The Contractor will permit the Owner and any Person authorised in writing by the Owner to inspect and review all field work including Component installation, start-up and commissioning.

(b)	Prior to covering or burying any Utility, the Contractor shall provide the Owner with at least ten (10) Working Days’ Notice and the Owner shall have an opportunity to inspect (the “Inspection Date”), such Utility. If any Utility has been covered prior to the Inspection Date, it shall be uncovered at the written request of the Owner for its observation and recovered at the Contractor’s sole cost and expense. If (i) a portion of the Work (other than such Utility) has been covered (which the Parties acknowledge and agree is not required to be observed prior to being covered) or (ii) the Owner elects not to inspect any Utility prior to burying or covering, the Owner may request in writing to see such Work and it shall be uncovered by the Contractor for inspection by the Owner. If the uncovered Work referred to in this Section 5.1.6(b) is found to be in accordance with this Agreement, (i) the costs of uncovering and recovering shall, by appropriate Change Order, be charged to and paid by the Owner and, in addition, (ii) the Contractor shall be entitled to an equitable adjustment to the Project Schedule and the Guaranteed Substantial Performance Date, as applicable. If the Work referred to in this Section 5.1.6(b) is found to be defective, the Contractor shall be responsible for the cost of uncovering, correcting and re-covering this Work, and no schedule adjustment in connection therewith shall be required. Nothing contained in this Section 5.1.6(b) shall alter the Contractor’s obligations to correct defective Work as set forth in Article 17.

(c)	The Owner may from time to time audit all safety, construction and other health and safety plans maintained by the Contractor in relation to the Work and the Job Site, including the Quality Plans, and the Health and Safety Plan and the Contractor shall promptly review and remedy any deficiencies reasonably identified by the Owner in the course of any such audit.

(d)	No inspection, audit or review of, or failure to inspect or review, the Work by any individual or entity referenced in this Section 5.1.6 shall relieve the Contractor of its obligation to properly execute and complete the Work.

5.1.7 Owner’s Right to Carry Out the Work. If the Contractor defaults under this Agreement or neglects to carry out the Work in accordance with this Agreement (including, without limitation, any failure to immediately eliminate an unsafe or hazardous condition as required by Section 20.1.4) and fails within a five (5) Working Day period after receipt of written Notice from the Owner to correct such default or neglect or, if the default or neglect cannot be corrected in such five (5) day period, commence and continue correction of such default or neglect with diligence and promptness in accordance with a schedule to be agreed upon between the Owner and the Contractor, or fails within a five (5) Working Day period after receipt of written Notice from the Owner to eliminate (or diligently commence to eliminate) the cause of any stop work order issued, the Owner may, without prejudice to any other rights or remedies the Owner may have, and with or without terminating this Agreement, after good faith consultation with the Contractor, correct such deficiencies in a prudent and reasonably efficient manner, and deduct an amount equal to the expenditures reasonably incurred by the Owner in so doing from amounts due or to become due to the Contractor. If the payments then or thereafter due to the Contractor are not sufficient to cover the amount of the deduction, the Contractor shall pay the difference to the Owner on demand.

ARTICLE 6

PROJECT SCHEDULE

6.1	Commencement

The Contractor shall commence its obligations under this Agreement upon receipt of the notice to proceed pursuant to Section 2.1.

6.2	Substantial Performance

The Contractor acknowledges and agrees that achievement of Substantial Performance on or before the Guaranteed Substantial Performance Date to be of critical importance to the Owner.

6.3	Project Schedule

The Contractor has prepared the Project Schedule which is a detailed schedule for the Work for the Project. The Contractor shall update the Project Schedule on a monthly basis to reflect the actual progress to date (“Monthly Updated Schedule”); provided, however, that the Contractor may not modify the Guaranteed Substantial Performance Date or the Final Completion Date listed in Schedule 9 without a Change Order being executed pursuant to this Agreement, nor shall the Contractor change any dates that relate to the Owner’s obligations without obtaining the Owner’s prior written consent. If the Contractor changes the schedule logic or any durations with respect to any part of the Work, the Contractor shall provide the Owner with a written explanation of each such change along with such Monthly Updated Schedule. The Monthly Updated Schedule shall be in the same detail and form as required by the Project Schedule. The Contractor shall perform the Work in accordance with the Project Schedule as updated from time to time.

ARTICLE 7

LIQUIDATED DAMAGES

7.1	Delay Liquidated Damages

7.1.1 If Substantial Performance does not occur by or before the Guaranteed Substantial Performance Date, the Owner shall be entitled to recover from the Contractor and the Contractor shall pay the Owner delay liquidated damages at the Daily Rate plus Sales Taxes for each day of such delay from and including the Guaranteed Substantial Performance Date until but not including the day on which the Contractor achieves Substantial Performance (the “Delay Liquidated Damages”). The Contractor shall have no obligation to pay Delay Liquidated Damages to the extent that such delay in achieving Substantial Performance is due to an Owner Caused Delay. Notwithstanding and in addition to the foregoing provisions of this Section 7.1, if Substantial Performance does not occur on or before May 1, 2025, the Owner shall be entitled to recover from the Contractor and the Contractor shall pay the Owner as a lump sum, liquidated damages equal to two percent (2%) of the Fixed Contract Price, in addition to any other Delay Liquidated Damages that may be payable by Contractor to Owner from time to time.

7.2	Substantial Performance and Minimum Performance Criteria

Notwithstanding anything to the contrary contained in this Agreement, the Contractor shall not be permitted to satisfy its obligation to achieve Substantial Performance by the payment of Liquidated Damages.

7.3	Exclusivity of Liability

7.3.1 Subject always to Section 5.1.7, Article 17 and Article 28, the payment of Liquidated Damages as provided in this Article 7 shall constitute the sole and exclusive Liability of the Contractor for Substantial Performance occurring after the Guaranteed Substantial Performance Date.

7.3.2 Maximum Overall Liquidated Damages. Notwithstanding anything herein to the contrary, the Contractor’s maximum liability for Liquidated Damages shall not exceed, under any circumstances, [REDACTED: Percentage amount] of the Fixed Contract Price.

7.4	Invoicing and Payment of Liquidated Damages

7.4.1 Subject always to any bona fide disputes relating to the payment of Liquidated Damages, if Liquidated Damages are payable from the Contractor to the Owner, the Owner shall submit monthly invoices as required to the Contractor specifying the Liquidated Damages to be paid by the Contractor. The Liquidated Damages specified in such invoice shall be due from the Contractor no later than thirty (30) days after the receipt of such invoice.

7.4.2 The Owner may set off against amounts due to the Contractor hereunder any Liquidated Damages owed by the Contractor hereunder.

7.5	Liquidated Damages Not Penalty

The Parties acknowledge and agree that because of the nature of the Project it is difficult or impossible to determine with precision of the amount of damages that would or might be incurred by the Owner as a result of Substantial Performance being achieved after the Guaranteed Substantial Performance Date. It is understood and agreed by the Parties that (i) the Owner shall be damaged by such matters, (ii) it would be difficult or impossible to fix the actual damages resulting therefrom, (iii) any sums which would be payable under this Article 7 are in the nature of liquidated damages and not penalties, and are fair and reasonable, and (iv) such payments represent a reasonable pre-estimate of fair compensation for the losses that may reasonably be anticipated from such delay. Notwithstanding the foregoing, in the event the Liquidated Damages are held to be unenforceable by any Authority, the Owner shall be permitted to make a claim and recover against the Contractor for the amount of any Liabilities arising from the relevant matter for which Liquidated Damages were payable.

ARTICLE 8

LIMITATION OF LIABILITY

8.1	Consequential Damages

Except as covered by Liquidated Damages and notwithstanding anything to the contrary contained in this Agreement, the Owner and the Contractor hereby waive all claims against the other party (and against its Affiliates, employees, directors, officers, members, contractors, subcontractors, consultants and agents) and neither Party shall be liable to the other for loss of anticipated revenues or profits, damages by reason of loss of opportunity or for any consequential, special, incidental, indirect or punitive damages, and regardless of whether any such claim arises out of breach of contract, tort, product liability, indemnity, contribution, strict liability or other legal theory even if a Party was advised of the possibility of such loss or damage occurring. Provided always that any Liability of a Party to any third party for which indemnification or recovery is sought against the other Party hereunder shall not be considered a consequential, special, incidental or indirect loss solely because such third party claim included a claim for consequential, special, incidental or indirect loss.

8.2	Overall Limitation

Except for the exceptions set out in Section 8.3 and notwithstanding anything to the contrary contained in this Agreement, the aggregate Liability of the Contractor to the Owner or the Owner Indemnitees with respect to this Agreement, whether such Liability arises out of breach of contract, tort, product liability, indemnity, contribution, strict liability or other legal theory, shall not exceed an amount equal to [REDACTED: Confidential and commercially sensitive information regarding liability cap] “Maximum Liability Amount”).

8.3	Exceptions to Caps on Liability

Notwithstanding anything herein to the contrary, the Maximum Liability Amount shall not apply to and the Contractor’s Liability shall be:

8.3.1 unlimited with respect to its:

(a)	fraud; or

(b)	wilful misconduct or gross negligence which results in death or personal injury;

8.3.2 limited to [REDACTED: Dollar amount] with respect to claims relating to its gross negligence, wilful misconduct or pursuant to Section 26.1.4.

8.4	Remedies Non-Exclusive

Except as otherwise provided in Section 7.2, the remedies available to Contractor or Owner in connection with this Agreement, whether arising in contract or in tort are in addition to all other remedies provided by the laws of Ontario but excepting those remedies which have been expressly excluded in this Agreement.

8.5	Limitations

Nothing in this Agreement shall be construed to extend the limitation period applicable to the pursuit of any claim pursuant to this Agreement as set out in the Limitations Act (Ontario).

ARTICLE 9

CONTRACTOR’S COMPENSATION

9.1	Fixed Contract Price

In consideration of the Contractor’s performance of the Work pursuant to this Agreement, the Owner shall pay to the Contractor as compensation therefore, no more than the sum of twelve million one thousand three hundred eighty-two dollars ($12,000,328) (the “Fixed Contract Price”), subject to adjustment and final reconciliation pursuant to the terms of this Agreement and all applicable sales, use, purchase or similar taxes (collectively, the “Sales Taxes”). The breakdown of the Fixed Contract Price is attached hereto as Schedule 6.

The Parties expressly agree that Schedule 6 is based upon certain reasonable cost assumptions. On a monthly basis, Actual Costs shall be reconciled against the Fixed Contract Price.

9.2	All Inclusive

The Fixed Contract Price includes:

9.2.1 all Components, labour, services, import taxes and duties, supplies, Utilities supplied during construction (including water and electricity) and Intellectual Property Rights to be provided hereunder or required to perform the Work;

9.2.2 all federal, provincial, and local taxes arising out of the Contractor’s performance of the Work (except for those referred to in Section 9.3);

9.2.3 any duties including import duties and taxes, fees, licenses and royalties imposed with respect to any Contractor Permits, Components, other equipment, materials, labour, services, supplies or Utilities;

9.2.4 all transportation costs relating to any Components, other equipment and loading and offloading fees;

9.2.5 costs of necessary third party inspection and certification including by any Authorities;

9.2.6 everything contingently and indispensably necessary to construct and complete the Work, and shall include consideration of all geographical and other restrictions associated with performance of the Work;

9.2.7 Contractor’s entire profit for completing the Work in accordance with the requirements of the Agreement, as well as all costs, overhead, contingency, expenses and allowances in connection with performance of the Work, including:

(a)	all project management, engineering specialist services, consumables (including all required fuel) and direct and indirect labour required to perform the Work in accordance with the Agreement;

(b)	all construction aids and consumables required for provision of the Work. This shall include, but not be limited to:

(i)	design development of purchase orders;

(ii)	procuring, expediting, receiving, handling, inspection and the like; and

(iii)	all costs, overheads and contributions to profit related to such items;

(c)	all costs associated with complying with health and safety requirements;

(d)	the total cost for all Subcontractor management and utilization;

(e)	any Contractor or Subcontractors’ yard modifications, upgrades to equipment, facilities and the like;

(f)	costs for royalties, duties, licence fees, know-how fees, usage of proprietary information and all similar items;

(g)	costs for research and development (including those related to the development of computer systems);

(h)	corporate and administrative services such as legal, advertising, recruiting, general procurement, corporate accounting, marketing, industrial relations, sales and their related office costs;

(i)	all payrolls, employment, travel, subsistence accommodation and like costs for Contractor and Subcontractor personnel directly or indirectly engaged in the performance of the Work. This shall include salaries, wages, payroll burdens, escalation, bonus programs, vacations, holidays, sick leave, overtime, employment premiums, redundancy provisions, leave allowances, qualification payments, fares and expenses, employment insurance, retirement funds, payments or benefits under national or local agreements, government taxes, social security contributions, safety and welfare programs, protective clothing, all overheads and profits; and

9.2.8 Notwithstanding the above, the Parties acknowledge and agree that the costs for items (a) and (b) below are estimates only and the Fixed Contract Price will be adjusted up or down based on Actual Costs: [REDACTED: Confidential and commercially sensitive exclusions from Fixed Contract Price]

9.2.9 Notwithstanding Section 9.2.7(f), the Fixed Contract Price shall not include any tariffs or duties imposed after the date of this Agreement pursuant to the Customs Tariff (S.C. 1991, c.36) (“Unanticipated Tariff”). Notwithstanding the first sentence of this Section 9.2.9, any tariff or duty which prior to the date of this Agreement (i) has been introduced as a bill in the Parliament of Canada in a form similar as such statute takes when it has legal effect, or (ii) has been made public in a discussion or consultation paper, press release or announcement issued by the Government of Canada shall not constitute an Unanticipated Tariff.

9.3	Taxes

9.3.1 The Fixed Contract Price includes payment by the Contractor and its Subcontractors for Sales Taxes applicable to any portion of the Work (but excluding those applicable directly to the Fixed Contract Price as provided in Section 9.1), any and all fees (including licence, documentation and registration fees), taxes (including income, gross, receipt, sales, rental, use turnover, value added, property (tangible and intangible), excise and stamp taxes), licences, royalties, custom duties, value added taxes, fees, levies, imposts, duties, recording charges, charges, assessments, withholdings and other governmental charges of any nature whatsoever, whether federal, provincial, local, territorial or foreign, together with any and all assessments, penalties, fines, additions and interest thereon, (except for interests and penalties not paid or remitted by the Contractor at the specific written request of the Owner), payable or due, in relation to the Work, including any of the foregoing related to the import by the Contractor or its Subcontractors of any items into Canada, or other Work (collectively referred to as “Taxes”). The Fixed Contract Price shall not be increased with respect to any of the foregoing items or with respect to any withholdings in respect of any of the foregoing items that the Owner may be required to make. Notwithstanding any of the foregoing, the Contractor shall not be liable for, and the Contract Price shall not include any Taxes for which the Owner is responsible pursuant to Section 9.1. The Contractor shall provide to the Owner all information reasonably requested by the Owner to confirm that the correct amount of Sales Taxes will be paid on the Work. The Contractor shall indemnify and save the Owner harmless from and against any and all claims, costs, losses and damages (including interest and penalties) suffered or incurred by the Owner as a result of the Contractor’s non-compliance with any of its obligations in respect of Taxes.

9.3.2 The Parties acknowledge and agree that all purchases, sales, leases and uses of any property or services by the Contractor as part of the Work are not incurred as agent for the Owner.

9.3.3 The Contractor shall timely administer and pay all Taxes for which the Contractor is responsible, and shall timely furnish to the appropriate taxing authorities all required information and reports in connection with such Taxes. Upon receipt of an invoice submitted by the Contractor, the Owner shall pay, on the due date for the undisputed invoice determined in accordance with this Agreement, the amounts of HST payable pursuant to Section 9.1 to Contractor who shall remit the HST paid to the relevant Authority at the time required by Law. The amount of HST payable by the Owner shall be separately stated in all invoices to the Owner. The Contractor shall provide to the Owner all information reasonably requested by the Owner to confirm that the correct amount of HST shall be paid with respect to the Work. In the event that transactions involving the Owner may be exempt from some Taxes or HST under applicable Laws, at the direction of the Owner, the Contractor shall provide all necessary information to any Authority and complete all necessary forms to allow the Owner to secure such exemption. The Owner shall hold harmless and indemnify the Contractor with regard to the instructions the Owner provides for such transactions.

9.3.4 In the event that any amount becomes payable as a result of a breach, modification or termination of the Agreement, and if section 182 of the Excise Tax Act (Canada) applies to that payment, then the amount payable shall be increased by an amount equal to the HST percentage rate multiplied by the amount payable and the payor shall pay the increased amount.

ARTICLE 10

PROCEDURE FOR PAYMENTS

10.1	Payments & Applications for Payment

10.1.1 Application for Payment. No earlier than the fifth (5th) day of any month and no later than the tenth (10th) day of any month following a month in which the Contractor has achieved a milestone set out in Schedule 9, the Contractor shall submit to the Owner an application for payment detailing the milestone completed during the previous month, including (for information purposes only) a detailed schedule of the number of man-hours expended on the Work completed during the previous month together with the applicable executed Milestone Completion Certificate (each, an “Application for Payment”). Each Application for Payment shall properly represent the portion of the Work which has been achieved. All Applications for Payment shall be based on the relevant percentage of the Fixed Contract Price payable in respect of the relevant payment milestone satisfied in the preceding month, as set forth on the Schedule of Milestones attached as Schedule 9. Applications for Payment shall not be made more frequently than monthly.

10.1.2 Lien Holdback

(a)	The Owner shall withhold from each payment with respect to the Fixed Contract Price due to the Contractor during the Project, the Lien Holdback Amount. The Owner may increase the Lien Holdback Amount by the amount of any holdback necessary or desirable as a result of registered Liens or claims for Liens, notice of which may have been received by the Owner.

(b)	Subject to the provisions of the Construction Act (Ontario) and the submission by Contractor of a certificate containing the following documents:

(i)	a written undertaking by Contractor to complete expeditiously any outstanding Work (including Punch List items) and to discharge all unfulfilled obligations under this Agreement;

(ii)	an executed statutory declaration in the form set out in Schedule 7;

(iii)	an invoice specifying the aggregate amount of the Lien Holdback Amounts held by the Owner,

the aggregate of the Lien Holdback Amounts (other than the Lien Holdback Amount for finishing work as per section 22(2) of the Construction Act) is payable within (5) Business Days following the first date upon which both of the following conditions have been satisfied:

(iv)	the Work has achieved Substantial Performance; and

(v)	forty (40) days have elapsed from the date that Contractor has published a notice of Substantial Performance of the Work in respect of which the applicable Lien Holdback Amounts were retained, as provided in the Construction Act (Ontario), provided that if, prior to the expiry of the period set forth in this Section 10.1.2(b)(v) Liens have been registered or the Owner has received written notice of any Liens in connection with the Work which have not been satisfied and discharged, vacated or withdrawn as provided in the Construction Act (Ontario) by the date otherwise determined pursuant to this Section 10.1.2(b), the date of payment otherwise shall be extended until the date that such Liens have been satisfied and discharged, vacated or withdrawn as provided in the Construction Act (Ontario).

10.1.3 Supporting Documentation. Each Application for Payment shall be accompanied by the following, all in form and substance reasonably satisfactory to the Owner:

(a)	an invoice and a duly executed and acknowledged statement showing all Subcontractors with whom the Contractor has entered into subcontracts, the amount of each such Subcontract, the amount requested for any Subcontractor in the Application for Payment and the amount to be paid to the Contractor and each Subcontractor from such payment(s);

(b)	duly executed statutory declaration in the form of Schedule 7 from the Contractor; and

(c)	such other information, instruments, documents or other materials (i) as may be required by the Laws or customs of the Province of Ontario in order to protect the Owner from construction or similar Liens or claims, or (ii) as the Owner may reasonably request.

10.1.4 Title. The Contractor warrants that title to all Work and Components shall pass to the Owner, free and clear of all Liens, claims, charges, security interests and encumbrances whatsoever on the earlier of payment by the Owner therefor or when it is delivered to the Job Site. Notwithstanding such passing of title, the Components shall be at the risk of the Contractor until the earlier of the Substantial Performance Date or termination of the Agreement. The passing of title in any Components to the Owner shall in no way affect, limit, alter or reduce the Contractor’s duties and obligations or the Owner’s rights under the Agreement.

10.2	Payment

10.2.1 Issuance of Payment. Invoices for any amounts payable by the Owner pursuant to this Article 10 must be sent by the Contractor electronically to: The Owner shall only be required to make payments pursuant to electronic funds transfer. In order for Owner to make payment to Contractor via electronic funds transfer, Contractor must provide Owner with, in the case of the first payment only, (i) a void cheque, pre-printed deposit slip or bank confirmation letter and (ii) the email address where Contractor wishes to receive remittance information (together, “EFT Information”). EFT Information must be sent electronically to, [REDACTED: Email address]. Subject to Section 10.2.2 and any right of set-off or withholding, the Owner shall, within twenty eight (28) days after the receipt of the Contractor’s Application for Payment (and all supporting documentation), issue payment to the Contractor for such amount as the Owner determines is properly due, via electronic funds transfer. If the amount so determined by the Owner is less than the amount requested by the Contractor, the Owner shall notify the Contractor in writing within fourteen (14) days of receipt of the Contractor’s Application for Payment of the reasons for withholding payment in whole or in part as permitted in this Agreement.

10.2.2 Withholding Payments. The Owner may withhold, or cause to be withheld, any payment due to the Contractor in whole or in part if the Work corresponding to such payment is not properly completed or as may be reasonably necessary to protect the Owner from material loss because of (a) defective, deficient or nonconforming Work not remedied in accordance with this Agreement, (b) unresolved construction Liens filed by any Person (c) failure of the Contractor to make payments properly to Subcontractors or other Persons for labour, materials, Components or other Work without just cause, (d) damage to the Owner caused by the Contractor or Subcontractors, (e) the Contractor’s failure to carry out the Work in accordance with this Agreement following the Owner’s written Notice to the Contractor, (f) errors, discrepancies, inconsistencies or irregularities in any Application for Payment, (g) unauthorised deviations from the Project Requirements by the Contractor in the prosecution of the Work or otherwise prosecution of the Work in non-compliance with the Project Requirements. The Owner shall not be deemed in default by reason of withholding a payment in whole or in part while any of the above matters remains uncured to its satisfaction (acting reasonably), provided that the amount of such withholding is a good faith estimate of allowable damages hereunder that may be incurred by the Owner as a result thereof. When the Contractor believes that it has cured the reason for any such withholding, the Contractor shall resubmit an Application for Payment for the amount that was withheld and if the Owner agrees that the reason for withholding has been cured, payment for the withheld amount shall be made within thirty (30) days after Owner’s receipt of such Application for Payment.

10.2.3 Set-Off. The Owner shall have the right to deduct as a set-off from any Contractor’s invoice an amount reasonably sufficient to protect the Owner from any unfulfilled obligations of the Contractor under this Agreement, any defective Components or any other breaches of this Agreement by the Contractor. Notwithstanding the foregoing, no set-off shall be made unless and until the Owner has provided the Contractor with written Notice of the unfulfilled obligation and given the Contractor a reasonable opportunity of at least thirty (30) days to commence a cure of such obligation.

10.2.4 Punch List The Owner shall be permitted to withhold from any payment properly due and payable to Contractor hereunder two hundred percent (200%) of the value of the Punch List determined pursuant to Section 12.2.

10.3	Payments

10.3.1 Subcontractors. The Contractor shall promptly pay each Subcontractor, upon receipt of payment from the Owner, out of the amount paid to the Contractor on account of such Subcontractor’s portion of the Work, the amount to which said Subcontractor is entitled. The Contractor shall, by appropriate agreement with each Subcontractor, require each Subcontractor to make payments to in a similar manner. The Owner shall not have an obligation to pay or to see to the payment of money to a Subcontractor or Vendor.

10.3.2 No Acceptance. No payment made by the Owner under this Agreement will constitute a waiver of any claim or right the Owner may have at that time or thereafter, including claims regarding unsettled Liens, warranty rights and indemnification obligations of the Contractor. No Payment made by the Owner under this Agreement will be considered or deemed to represent that the Owner has inspected the Work, accepted or checked the quality or quantity of the Work or that the Owner knows or has ascertained how or for what purpose the Contractor has used sums previously paid, and will not be deemed or construed as an approval or acceptance of any Work, or to relieve the Contractor of any of the Contractor’s obligations under this Agreement, or as a waiver of any claim or right that the Owner may have under this Agreement. All payments will be subject to correction or adjustment in subsequent payments with a detailed explanation submitted by the Owner to the Contractor describing such correction or adjustment.

10.3.3 Dispute. In the event of a dispute between the Contractor and the Owner, the Owner shall continue to make payments hereunder of amounts not in dispute without resubmittal of the Application for Payment.

10.3.4 Interest. Payments due and unpaid hereunder, except payments legitimately withheld, shall bear interest from the date payment is due at the Prime Rate.

10.3.5 Payment Preconditions. A precondition to the Owner making any payment under this Agreement:

(a)	is that all policies of insurance set out in Section 18.1 are in full force and effect and Owner shall have been provided with certificates of insurance in accordance with Section 18.2.1 which continue to be valid;

(b)	in respect of all or any part of the Components, is that such Components have been delivered to the Job Site or appropriately and effectively identified as property of the Owner, and the Contractor shall, at the request of the Owner, provide satisfactory evidence that this precondition has been met; and

(c)	is that each payment will be paid to a segregated account established and controlled by the Contractor for this Agreement and from which the Contractor shall make all payments for Work performed.

10.4	Final Completion & Final Payment

10.4.1 Final Completion. Provided that the Owner has received a final Application for Payment from the Contractor requesting payment of the remainder of the unpaid Fixed Contract Price, the Owner shall, subject to this Section 10.4, issue final payment.

10.4.2 Conditions to Final Payment. The final Application for Payment shall be delivered by the Contractor to the Owner following issuance of the Certificate of Substantial Performance (excluding any Lien Holdback Amount which shall be paid in accordance with the Construction Act (Ontario)) and payment shall be made, or caused to be made, by the Owner to the Contractor within twenty-eight (28) days of receipt of such Application for Payment and receipt of compliance with the Workplace Safety and Insurance Act (Ontario) in accordance with Section 10.5.1.

10.4.3 Acceptance of Final Payment. Acceptance of final payment by the Contractor shall constitute a final and complete waiver of claims by the Contractor, except those previously made in writing and identified by the Contractor as unsettled at the time of the final payment.

10.4.4 Punch List. Upon the completion by the Contractor of all of the Punch List items with the exception of those waived by the Owner in writing, the Owner shall pay, or cause to be paid, to the Contractor the value retained by the Owner pursuant to Section 10.2.4 in respect of such Punch List within twenty-eight (28) days after the Owner’s receipt of a corresponding Application for Payment (and all supporting information) and upon the Owner’s agreement that all work relating to Punch List items is complete but subject always to the provisions of Sections 10.2 and 10.3. The Owner shall give the Contractor reasonable access to each BESS and the Job Sites during normal working hours so as to give the Contractor sufficient opportunity to complete the Punch List items.

10.4.5 Holdback. Any Lien Holdback Amount held back by the Owner with respect to payments of the Fixed Contract Price made after the Substantial Performance Date shall become due and payable and shall be released to the Contractor in accordance with the Construction Act (Ontario), provided that the Contractor has submitted to the Owner a sworn statement that all accounts to Subcontractors and any other indebtedness which may have been incurred by the Contractor up to and including Final Completion and for which the Owner might in any way be held responsible have been paid in full except Lien holdback monies properly retained.

10.5	Workers’ Compensation

10.5.1 Prior to (a) commencing the Work; (b) the Contractor’s application for release of any Lien Holdback Amount; and (c) the Contractor’s application for final payment, the Contractor shall provide evidence of compliance with the Workplace Safety and Insurance Act (Ontario) at the Job Site, including payments due thereunder.

10.5.2 At any time during the term of this Agreement, when requested by the Owner, the Contractor shall provide such evidence of compliance by the Contractor and Subcontractors with Workplace Safety and Insurance Act (Ontario).

ARTICLE 11

REPRESENTATIONS AND WARRANTIES

11.1	The Contractor

In addition to any other representations and warranties made herein, the Contractor hereby represents and warrants the following to the Owner, which representations and warranties shall survive the execution and delivery of this Agreement, any termination of this Agreement and the Final Completion of the Work:

(a)	that the Contractor has carefully and thoroughly reviewed this Agreement (including, without limitation, the Technical Requirements) and that: (i) this Agreement does not contain any inconsistencies, discrepancies, errors or omissions; and (ii) this Agreement identifies (and permits the reasonable inference of) the scope which is necessary to complete the Work and the BESS within the Fixed Contract Price and by the Guaranteed Substantial Performance Date;

(b)	that the Contractor is able to furnish the personnel, tools, materials, supplies, Components, labour and design, engineering and construction services required to complete the Work, that it has the requisite technical, financial and legal ability to perform the Work, that it is familiar with and knowledgeable of all applicable Laws, and that it has and shall maintain the capability, expertise, competence and experience to perform the Work;

(c)	that the Contractor is a corporation duly organized, validly existing and in good standing under the Laws of Canada, and is duly qualified to do business in the Province of Ontario;

(d)	that the Contractor is authorized to do business in the Province of Ontario and properly licensed and approved by all Authorities having jurisdiction over the Contractor, the Work and/or the Project;

(e)	that the Contractor has visited the Job Sites, familiarized itself with the local conditions under which the Work is to be performed and correlated its observations with the requirements of this Agreement;

(f)	that the Contractor is capable of properly completing the Work and the BESS within the Fixed Contract Price, all in accordance with the terms and provisions of this Agreement;

(g)	that the Contractor has the power and authority to execute and deliver this Agreement and to perform its obligations thereunder and all such actions have been duly authorized by all necessary proceedings on its part;

(h)	that the Contractor’s execution, delivery and performance of this Agreement will not conflict with (i) its governing documents, or (ii) any covenant, agreement, understanding, decree or order to which it is a party or by which it is bound or affected, which in case of this clause (ii), individually or in the aggregate could reasonably be expected to have a materially adverse effect on the business, properties or assets or the condition, financial or otherwise, of the Contractor or could reasonably be expected to result in any material impairment of its ability to perform its obligations under this Agreement;

(i)	that the Contractor has duly and validly executed and delivered this Agreement, which constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the rights of creditors generally or by general principles of equity, and that no authorization, approval, exemption or consent by any Authority is required in connection with the Contractor’s authorization, execution, delivery and performance of the terms of this Agreement;

(j)	that there are no actions, suits, proceedings or investigations pending or, to the Contractor’s knowledge, threatened against it at Law or in equity, before any court or before any Authority, which individually or in the aggregate could reasonably be expected to have a materially adverse effect on the business, properties or assets or the condition, financial or otherwise, of the Contractor or could reasonably be expected to result in any impairment of its ability to perform its obligations under this Agreement, and that the Contractor has no knowledge of any violation or default with respect to any order, writ, injunction or decree of any court or any Authority which could reasonably be expected to have such a materially adverse effect or result in such impairment;

(k)	that the Contractor is and will continue to be during the term of this agreement a registrant under the Excise Tax Act (Canada) with HST business number 846676377 RC0001; and

(l)	the Contractor is not and will not become during the term of this Agreement a non-resident of Canada for the purposes of the Income Tax Act (Canada).

11.2	The Owner

The Owner hereby represents and warrants the following to the Contractor, which representations and warranties shall survive the execution and delivery of this Agreement, and any termination of this Agreement and the final completion of the Work:

(a)	that the Owner is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Ontario, and is duly qualified to do business in the Province of Ontario;

(b)	that the Owner has the power and authority to execute and deliver this Agreement and to perform its obligations thereunder and all such actions have been duly authorized by all necessary proceedings on its part;

(c)	that the Owner’s execution, delivery and performance of this Agreement will not conflict with (i) its governing documents, or (ii) any covenant, agreement, understanding, decree or order to which it is a party or by which it is bound or affected, which in case of this clause (ii), individually or in the aggregate could reasonably be expected to have a materially adverse effect on the business, properties or assets or the condition, financial or otherwise, of the Owner or could reasonably be expected to result in any material impairment of its ability to perform its obligations under this Agreement;

(d)	that the Owner has duly and validly executed and delivered this Agreement, which constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the rights of creditors generally or by general principles of equity, and that no authorization, approval, exemption or consent by any Authority is required in connection with the Owner’s authorization, execution, delivery and performance of the terms of this Agreement, which has not already been obtained or will be timely obtained; and

(e)	that there are no actions, suits, proceedings or investigations pending or, to the Owner’s knowledge, threatened against it at Law or in equity, before any court or before any Authority, which individually or in the aggregate could reasonably be expected to have a materially adverse effect on the business, properties or assets or the condition, financial or otherwise, of the Owner or could reasonably be expected to result in any impairment of its ability to perform its obligations under this Agreement, and that the Owner has no knowledge of any violation or default with respect to any order, writ, injunction or decree of any court or any Authority which could reasonably be expected to have such a materially adverse effect or result in such impairment.

ARTICLE 12

TESTING AND SUBSTANTIAL PERFORMANCE

12.1	Guarantee Performance Tests

12.1.1 Site Acceptance Test Protocols. Contractor agrees to prepare a draft Site Acceptance Test in accordance with the Statement of Requirements and once Owner confirms that such draft is agreed, it shall constitute the Site Acceptance Test for the purposes of this Agreement. On or before the date which is twenty (20) Working Days prior to the date that the Contractor is expected to commence the Guaranteed Capacity Test and any other testing provided for in the Site Acceptance Test, the Contractor shall provide the Owner with a draft testing program and procedures in accordance with the Site Acceptance Test and the Statement of Requirements. Such testing program and procedures shall include a protocol established by Contractor which shall address how the Contractor shall conduct the Site Acceptance Test and the Guaranteed Capacity Test in particular. The Contractor shall provide the Owner with the final testing program and procedures before the Site Acceptance Test is commenced.

12.1.2 Testing. At such time as the Contractor believes that the BESS will be ready for the Site Acceptance Test, the Contractor shall notify the Owner of testing no later than ten (10) Working Days prior to the date of each Site Acceptance Test so that the Owner, its employees, agents, advisors, representatives and the Owner’s Engineer may observe and participate in the same.

12.1.3 Performance Testing. The Contractor shall complete all elements of the Site Acceptance Test as soon as is reasonably possible after the commencement of the first such test. The Contractor must demonstrate that the Guaranteed Capacity Test and Permit conditions have been met (at least to the extent the same are required to have been met to achieve Substantial Performance) simultaneously. The Site Acceptance Test shall be conducted (a) in the presence of the Owner’s Representative and, at the request of any Authority in the presence of such Authority, (b) utilizing the personnel, who shall act under the supervision and direction of the Contractor, and (c) in conformance with the Project Requirements. In the event that any test required by the Site Acceptance Test fails as a result of a defect in any Component, the Contractor shall promptly remedy the defect in the Component. No auxiliary, standby or temporary equipment or machinery may be used during the performance of the Site Acceptance Test unless otherwise approved in writing by the Owner. Each BESS will be operated in its normal mode of operation while the Site Acceptance Test is being conducted, which shall consist of (a) the operation of the BESS as a whole, (b) the concurrent operation of BESS systems, and (c) the operation of all BESS systems within the manufacturers’ specifications and without over-stressing or over-pressurizing any such systems. Within seven (7) days following the conduct of each element of the Site Acceptance Test, the Contractor shall submit to the Owner a preliminary report explaining and analyzing the tests.

12.2	Substantial Performance

When the Contractor believes that it has achieved Substantial Performance, the Contractor shall submit written notice (the “Contractor Substantial Performance Notice”) to the Owner so certifying such event (which notice shall be accompanied by a report as to the results of the Site Acceptance Test any other information deemed reasonably necessary by the Contractor and a proposed Punch List) and certifying as to the items required by the definition of Substantial Performance, such certification of the items required by the definition of Substantial Performance to be in the form attached hereto as Schedule 4. Immediately thereafter, the Owner shall conduct those investigations and inspections as it deems necessary or appropriate to determine if Substantial Performance has in fact been achieved. The Contractor shall furnish to the Owner any additional supporting information reasonably requested by the Owner. In the event that Owner determines that Substantial Performance has not been achieved, it shall within ten (10) Working Days of receipt of Contractor’s notice by the Owner state the reasons therefor and/or provide comments to the proposed Punch List. In the event that Owner determines that Substantial Performance has been achieved, it shall within fifteen (15) Working Days after the receipt of the Contractor’s notice by the Owner notify the Contractor that Substantial Performance has been achieved by providing a notice substantially in the form of the notice attached hereto as Schedule 15. In the event that the Owner provides written notice that Substantial Performance has been achieved (the “Owner Substantial Performance Notice”), the Contractor and the Owner shall execute a “Certificate of Substantial Performance” establishing and identifying the “Substantial Performance Date” as the date on which the Contractor delivered the final Contractor Substantial Performance Notice. In the event that the Owner provides written notice that Substantial Performance has not been achieved, the Contractor shall, at its sole cost and expense, immediately correct and/or remedy the defects, deficiencies and other conditions in the Work which so prevent Substantial Performance. Upon completion of any such corrective and/or remedial actions and upon not less than five (5) Working Days prior written Notice to the Owner, the Contractor shall re- perform the Site Acceptance Test as provided in Section 12.1.

12.3	Possession

Upon the Acceptance Date, the Owner shall take possession of, and shall assume care, custody and control over, the Project.

12.4	Completion Plan

If any BESS has not achieved Substantial Performance by the Guaranteed Substantial Performance Date or it is known to the Parties that Substantial Performance will not be achieved by the Guaranteed Substantial Performance Date, the Contractor shall, within three (3) days, submit for review and approval by the Owner a written completion plan (the “Completion Plan”) detailing steps the Contractor will take to complete all necessary Work to meet the requirements of Substantial Performance. The Owner shall provide written approval or rejection (with comments) to the Contractor within five (5) Working Days of receipt of the Completion Plan. If rejected, the Contractor shall then resubmit to the Owner within the next five (5) Working Days a revised Completion Plan addressing such comments as shall have been provided by the Owner. The Owner shall provide written comment and, within the next three (3) Working Days after receipt of the Owner’s written comment, the Contractor shall revise and resubmit the Completion Plan within these time limits until the Contractor has addressed all comments of the Owner, and the Contractor shall then promptly proceed with such Work as may be required under the Completion Plan. The preparation, review and revision of a Completion Plan and performance of Work as required by the Completion Plan shall not be deemed in any way to have relieved the Contractor of its obligation to achieve Substantial Performance expeditiously or be a basis for an increase in the Fixed Contract Price.

12.5	Post Substantial Performance Remediation

12.5.1 Remediation. In the event the result of any test required by the Site Acceptance Test results in the satisfaction of the Guaranteed Capacity Test and all requirements for Commercial Operation of the BESS but not all the components of the Site Acceptance Test and provided the Substantial Performance Date occurs in accordance with this Agreement or as otherwise agree by the Parties, notwithstanding the occurrence of the Substantial Performance Date, the Contractor shall with the Owner’s prior written consent promptly and diligently correct the defect, failure, deficiency or breach which has prevented satisfaction of the relevant portions of the Site Acceptance Test at the Contractor’s sole cost and expense which corrective action shall include, without limitation, any necessary removal, disassembly, reinstallation, repair, replacement, reassembly, reconstruction, retesting and/or re-inspection of the BESS. The Contractor shall remedy any such defect, failure, deficiency or breach so as to minimise disruptions to the Landlord’s operations at the Job Site. The Contractor shall perform further Site Acceptance Tests and continue the remedial work referred to in this Section 12.5 until each element of the Site Acceptance Test is satisfied in its entirety.

12.5.2 Performance Testing. If the Contractor wishes to conduct further Site Acceptance Tests pursuant to Section 12.5.1, the Contractor shall so notify the Owner (which Notice shall include a detailed schedule for the performance of such tests). The Contractor and Owner each acting reasonably shall thereafter schedule such further Site Acceptance Tests and the Contractor acknowledges and agrees that it will make Commercially Reasonable Efforts to minimise revenue loss to the Owner. All such tests shall be conducted in the presence of the Owner’s Representative in conformance with the Project Requirements. No auxiliary, standby, temporary equipment or machinery may be used during the performance of any such Site Acceptance Test and each BESS will be operated in its normal mode of operation which shall consist of (a) operation of the BESS as a whole and (b) without over-stressing or over-pressuring the BESS systems.

ARTICLE 13

FINAL COMPLETION

13.1	Establishing Final Completion

When the Contractor believes that it has achieved Final Completion, the Contractor shall submit Notice to the Owner so certifying such event and the other items required by the definition of Final Completion, including supporting documentation as reasonably required by the Owner. Immediately thereafter, the Owner shall conduct those investigations and inspections as they deem necessary or appropriate to determine if Final Completion has in fact been achieved. Within ten (10) Working Days after the receipt of the Contractor’s Notice by the Owner, the Owner shall either (a) notify the Contractor that Final Completion has been achieved, or (b) notify the Contractor in writing that Final Completion has not been achieved and stating the reasons therefor. In the event that the Owner provides written Notice that Final Completion has been achieved, the Contractor and the Owner shall execute a “Certificate of Final Completion” establishing and identifying the Final Completion Date in the form attached hereto as Schedule 20, unless the Owner provides written Notice that Final Completion has not been achieved, in which case the Contractor shall, at its sole cost and expense, immediately correct and/or remedy the defects, deficiencies and other conditions which so prevent Final Completion. Upon completion of such corrective and/or remedial actions, the Contractor shall resubmit its Notice certifying that it believes Final Completion has been achieved (together with the other items required by the definition of Final Completion) and the foregoing procedures shall be repeated until Final Completion has in fact been achieved.

ARTICLE 14

SUBCONTRACTORS

14.1	Subcontracting

Except as otherwise provided below, the Contractor shall not delegate or subcontract all or any portion of the Work to be performed on the Job Site to any Subcontractor which is not listed in Schedule 16. If the Contractor wishes to use a Subcontractor not listed in Schedule 16, the Contractor shall notify the Owner of the Subcontractor and consider any comments the Owner may have in relation to such Person prior to engaging it. Contractor is and shall ensure that all subcontractors at the Job Site comply with the ITC labour requirements.

14.2	The Contractor’s Responsibility

The Contractor shall be liable for the acts, omissions, defaults or neglects of its Subcontractors, its or their agents, employees or consultants as fully as if they were the acts, omissions, defaults or neglects of the Contractor. The Contractor shall be solely responsible for the engagement, management and payment of Subcontractors in the performance of the Work. The Owner shall have no obligation to pay or see to the payment of any monies to any Subcontractor, except for those required pursuant to the Construction Act (Ontario) as permitted under this Agreement. Notwithstanding any subcontract, vendor agreement, purchase order or agreement with any Subcontractor:

(a)	the Contractor shall remain fully liable to the Owner to perform all of the duties and obligations or liabilities of the Subcontractor thereunder;

(b)	nothing in any such subcontract, vendor agreement, purchase order or agreement shall in any way diminish or relieve the Contractor of its duties and obligations under this Agreement;

(c)	the Contractor shall be responsible for and shall ensure that the Subcontractors obtain and pay for all necessary permits, fees, licences and certificates of inspection and insurance in connection with the Work they are to perform; and

(d)	the Contractor shall ensure all Subcontractors comply with the Owner Policy in connection with performance of any work on the Job Site or otherwise relating to the Project.

14.3	Intentionally Left Blank

14.4	Contingent Assignment

Each subcontract agreement to the extent applicable to the Work and for the applicable portion of the Work is hereby assigned by the Contractor to the Owner provided that:

14.4.1 the assignment is effective only after termination of this Agreement by the Owner or expiry of the Warranty Periods and only for those subcontract agreements which the Owner accepts by notifying the Subcontractor in writing;

14.4.2 [intentionally deleted]

14.4.3 upon such assignment becoming effective, all of the rights of the Contractor under the subcontract shall be assigned to the Owner and the Subcontractor shall perform its duties and obligations thereunder, provided that the Owner or its designee makes payment of any amounts due thereunder as and when due and payable with respect to the same, less such amounts as therefore paid by the Owner to the Contractor applicable to the subcontract.

14.4.4 The Contractor shall execute and deliver to the Owner any instruments reasonably required by the Owner to confirm and evidence any of the preceding contingent assignments. The Contractor shall also make available for the Owner’s inspection true and correct copies of the executed subcontracts during regular business hours. In the event that after using its Commercially Reasonable Efforts to give effect to the foregoing provisions of this Section 14.4 the Contractor is unable to contingently assign a subcontract to the Owner as provided in this Section 14.4:

14.4.5 each such subcontract (a “Non-Assigned Contract”) will be deemed not to have been contingently assigned by the Contractor to the Owner under this Agreement;

14.4.6 in event of the termination of this Agreement or expiry of the Warranty Periods, the Contractor shall upon Notice from the Owner, and to the extent applicable to the Work, hold the Non- Assigned Contract for the exclusive benefit of the Owner;

14.4.7 the Contractor shall, at the request and expense and under the direction of the Owner, acting reasonably, do all things or cause all things to be done that the Owner, acting reasonably, considers necessary or desirable to perform the obligations of the Contractor under the Non-Assigned Contracts in a manner that preserves the value of the rights, remedies and benefits under the Non-Assigned Contract and ensures that those rights, remedies and benefits will enure to the benefit of the Owner, and ensure that all services, amounts and other consideration receivable under the Non-Assigned Contracts will be received by the Owner;

14.4.8 the Contractor shall promptly pay over to the Owner all amounts collected by the Contractor under the Non-Assigned Contracts and the Owner shall pay any amounts due thereunder for the performance by the Subcontractor of its duties and obligations thereunder, as and when due and payable, less any such amounts paid by the Owner to the Contractor which are applicable to the Non-Assigned Contract;

14.4.9 the Contractor and the Owner shall make reasonable efforts and cooperate with each other in good faith to obtain any necessary consents under the Non-Assigned Contracts to assign the same to the Owner, where the Owner wishes to take assignment; and

14.4.10 if the Contractor obtains the necessary consent referred to in Section 14.4.9 in form satisfactory to the Owner, effective as of the date the Owner receives a copy of that consent from the Contractor, that Non-Assigned Contract will be deemed to have been assigned and transferred by the Contractor to the Owner and the Contractor and the Owner will be relieved of any further obligations under any agreement made between them in respect of that Non-Assigned Contract (including under these Sections 14.4.5 to 14.4.9).

ARTICLE 15

OWNERSHIP AND CONFIDENTIALITY

15.1	Ownership

15.1.1 Design Materials. The copies and other tangible embodiments of the Design & Engineering Documents, and any other drawings, specifications, designs, plans, “architectural work” and other documents, specifically prepared by or on behalf of the Owner, the Contractor or the Subcontractors in connection with the Project or the Work (collectively, the “Design Materials”) are and shall remain the property of the Owner. The Contractor shall use its Commercial Reasonable Efforts to ensure that all copies of the Design Materials are delivered or returned to the Owner or suitably accounted for upon Final Completion. The Contractor may retain one copy of the Design Materials for its records. Any use of such Design Materials by the Contractor on other projects shall be at the Contractor’s sole risk and liability. The Intellectual Property Rights, if any, relating to the Design Materials or the contents of or concepts embodied in the Design Materials shall remain with and belong to the Contractor or its Subcontractors as the case may be.

15.1.2 Licence. As Design Materials and any portion of the Work deemed subject to any form of Intellectual Property Rights, the Contractor hereby grants and shall cause to be granted and delivered to the Owner from Subcontractors, whichever is appropriate, a fully paid-up, non-exclusive, worldwide, irrevocable, transferable licence, for the term of the Intellectual Property Rights, for the Owner to use, amend, reproduce and have reproduced, and for the Owner to allow others to use, amend, reproduce and have reproduced, such Design Materials and any derivative thereof and the Work, subject to the restrictions set forth below:

(a)	all Intellectual Property Rights referred to this Section 15.1.2 shall remain the property of the Contractor or the appropriate Subcontractor, whether or not the BESS is constructed;

(b)	in no event will the Owner require the Contractor or any subcontractor or sub-subcontractor to grant a license to, or produce any software source code; and

(c)	the Owner shall not, without the prior written consent of the Contractor, use the Design Materials, in whole or in part, for the construction of any other project or for any purpose except as set forth in the following sentence. The Owner may, however, at no cost to the Owner, use such Design Materials (i) for completion of the Project by others upon termination of this Agreement and (ii) for the construction, operation and maintenance of (and for additions, improvements, expansions, changes or alterations to) the BESS after its completion.

15.1.3 Delivery. Upon Final Completion or the date of termination of this Agreement, the Contractor shall deliver to the Owner any Design Materials which have not been previously submitted to the Owner.

15.1.4 Title. In confirmation and furtherance of the terms and provisions of this Article 15, ownership and title to the Design Materials shall vest in the Owner immediately upon the creation in whole or in part of any Design Materials. In addition, the licence granted to the Owner pursuant to Section 15.1.2 shall be deemed to be granted immediately upon creation of any of the Intellectual Property Rights to which it pertains.

15.1.5 Moral Rights. The Contractor shall require each employee, consultant or designer to execute a waiver of moral rights in a form reasonably satisfactory to the Owner and with respect to the preparation by employees, consultants and other individuals engaged by the designers in preparation of the Design & Engineering Documents, the Detail Design Documents and the Work.

15.2	Confidentiality

15.2.1 Confidential Information. The Owner and the Contractor each agree to keep confidential the terms and conditions of this Agreement and upon receipt from the other Party any documentation or information (a) provided by such Party to the other Party, whether or not it is marked as “proprietary” or “confidential”; (b) which is supplied orally with a contemporaneous confidential designation; or (c) which is known by the receiving party to be confidential or proprietary information or documentation of the disclosing party (“Confidential Information”). The Parties shall have no obligation with respect to any such Confidential Information which (a) is or becomes publicly known through no act of the receiving party, (b) is approved for release by written authorization of the disclosing party; or (c) is disclosed by the receiving party pursuant to a legal or regulatory process.

15.2.2 Use of Confidential Information. The Owner and the Contractor shall not use or disclose Confidential Information for any purpose other than for the design, development, construction, financing, transfer or operation of the Project. Notwithstanding the foregoing, the Owner may use and disclose Confidential Information of the Contractor for the completion, repair, operation and maintenance of, and additions, improvements, expansions, changes or alterations to, the BESS, provided that the Owner makes any third party with which such Confidential Information is shared subject to a written confidentiality provision with terms similar to those set forth herein, unless the recipient is already bound by a professional obligation not to disclose such Confidential Information. The Owner shall co-operate with the Contractor in enforcing such confidentiality provisions. Each Party agrees to utilize the same standards and procedures with respect to Confidential Information received from the other Party which it applies to its own Confidential Information, but not less than reasonable care. Each Party shall limit access to received Confidential Information to those of its Affiliates and its and their respective directors, officers, employees, lawyers, lenders, contractors, subcontractors, suppliers, agents, and consultants who need to know about or participate in the design, development, construction, ownership financing, or operation of the Project and disclosure shall be limited to only Confidential Information necessary for performance under this Agreement. Each Party agrees to inform each of its Affiliates and it and their respective directors, officers, employees, lawyers, lenders, contractors, subcontractors, suppliers, agents, and consultants who receive Confidential Information of the secret and confidential nature thereof and of the obligations imposed by this Agreement, and shall disclose to the other Party the identities of any lenders, subcontractors, suppliers, agents, and consultants who will have access to or have received Confidential Information. Unless otherwise agreed by the Owner, no Confidential Information received from the Owner shall be disclosed by the Contractor or its Subcontractors to lenders, contractors, subcontractors, suppliers, agents, and consultants until and unless those individuals or entities have executed a mutually agreeable confidentiality agreement with the Owner. The Contractor agrees that any Confidential Information provided to the Owner may be disclosed by the Owner to any bona fide potential purchaser, investor, lender or operator of the BESS. Each Party shall be liable for unauthorized use or disclosure of received Confidential Information by any Person to which such Confidential Information is disclosed by it. Confidential Information shall not be reproduced without written agreement of the Parties. Notwithstanding the foregoing, Confidential Information may be disclosed by the Owner pursuant to a subpoena or other legal or regulatory process or proceeding to which the Owner is a party or pursuant to the order of an Authority.

15.3	Survival

The terms and provisions of Section 15.2 shall survive the termination or expiration of this Agreement for a period of two (2) years.

ARTICLE 16

CHANGES IN WORK

16.1	Changes in the Work

Changes in Work may be accomplished after execution of this Agreement and without invalidating this Agreement, by Change Order or Construction Change Directive. A Change Order shall be based upon agreement between the Owner and the Contractor; a Construction Change Directive may be issued by the Owner alone and may or may not be agreed to by the Contractor. Changes in Work shall be performed under applicable provisions of this Agreement, and the Contractor shall proceed promptly, unless otherwise provided in the Change Order or Construction Change Directive.

16.2	Owner Initiated Changes

The Owner may request changes in the Work within the general scope of this Agreement consisting of additions, deletions or other revisions. If the Owner so desires to change the Work, it shall promptly contact the Contractor to discuss the proposed changes to determine appropriate changes to the course of and impact on the Work. In addition, the Owner shall promptly submit a change request to the Contractor in writing in the form set out in Schedule 11. Within five (5) Working Days of its receipt of any such request, the Contractor shall submit a detailed proposal to the Owner in the form set out in Schedule 11 stating (i) the proposed increase, if any, in the Fixed Contract Price which would result from such a Change in Work, (ii) the effect, if any, upon the Guaranteed Substantial Performance Date by reason of such proposed Change in Work, and (iii) any other effect that the change would have on the provisions of this Agreement, together with supporting data and documentation, including any reasonably requested by the Owner in its request for the Change in Work. If the Contractor does submit a proposal within the preceding five (5) Working Day time period, the Owner shall, within three (3) Working Days following its receipt of such proposal, notify the Contractor as to whether the Owner agrees with such proposal and wishes to accept the Contractor’s proposal for the Change in Work (for purposes of this Section 16.2, the “Approval Date”). If the Owner agrees with such proposal and wishes to accept the same, the Owner and the Contractor promptly shall execute a Change Order pursuant to Section 16.3 below. In the event that the Owner disagrees with the Contractor’s proposal for the Change in Work, the Owner may either (i) notify the Contractor that the Owner has decided to withdraw its requested change, or (ii) issue a Construction Change Directive pursuant to Section 16.4 below (the “Directive Date”). Notwithstanding the time frame for formalizing any changes described above, the Parties agree to consult with one another throughout the process with respect to such changes.

16.3	Change Orders

In the event that the Owner agrees to accept the Contractor’s proposal in relation to the Owner’s request for a change in the Work, the Parties shall execute a “Change Order” in the form set out in Schedule11, which shall be a written instrument signed by the Owner and the Contractor, stating their agreement upon all of the following:

(a)	the relevant Change in Work;

(b)	the amount of the adjustment in the Fixed Contract Price, if any;

(c)	the extent of the adjustment in the Project Schedule and the Guaranteed Substantial Performance Date, if any; and

(d)	all other effects the change has on the provisions of this Agreement.

In addition to the circumstances described above, the Parties may enter into a Change Order in relation to a Force Majeure to the extent provided in Article 24 of this Agreement.

16.4	Construction Change Directives

In the event that the Owner disagrees with the Contractor’s proposal in relation to the Owner’s request for a Change in Work pursuant to Section 16.2, the Owner may issue a written order directing a Change in Work (a “Construction Change Directive”), whereupon the Owner and the Contractor shall also equitably adjust the Fixed Contract Price, the Guaranteed Substantial Performance Date, the Project Schedule as provided in this Section 16.4. To the extent any costs are actually incurred by the Contractor by virtue of and in accordance with the Change in Work required by a Construction Change Directive, the Fixed Contract Price will be adjusted in accordance with Section 16.5, and such extra costs, plus in the case of the costs identified in Section 16.5(b)(i) the Contractor’s profit and overhead thereon at a rate of five percent (5%), shall be invoiced by the Contractor monthly and paid by the Owner as required for payments hereunder. Unless otherwise stated in the Construction Change Directive, the Contractor shall begin the Work described in a Construction Change Directive promptly upon receipt of the same.

16.5	Adjustment

(a)	The adjustment to the Fixed Contract Price resulting from the issuance of a Construction Change Directive shall be based on actual costs.

(b)	The Contractor shall keep and present, in such form as the Owner may prescribe, an itemized accounting of the “actual cost” together with appropriate supporting data, such as timesheets, invoices, time cards, payroll stubs, purchase orders, receipts and similar documentation. For the purposes of this Section 16.5, “actual cost” shall be defined and limited to the cost of the following:

(i)	costs of labour, including social security, old age and unemployment insurance, fringe benefits required by agreement or custom, and workers’ or workmen’s compensation insurance;

(ii)	costs of materials, supplies and Components, including cost of transportation, whether incorporated or consumed;

(iii)	reasonable rental costs of machinery and equipment to be used in relation to the Work identified in the Construction Change Directive, whether rented from the Contractor or others (including small tools);

(iv)	costs for subsistence, travel time and per diems, if necessary for the performance of the Work;

(v)	costs of premiums for all bonds and insurance and fees for Permits related to the Work;

(vi)	as to the Contractor, payments made to Subcontractors for Work performed or furnished by Subcontractors; and

(vii)	costs related to changes that are required to be made to Work impacted by the change set out in the Construction Change Directive.

16.6	Guaranteed Substantial Performance Date

The Owner shall propose a basis for adjustment, if any, in the Guaranteed Substantial Performance Date in the Construction Change Directive it issues to the Contractor. If the Contractor does not agree with such proposed adjustment, then any such adjustment in the Project Schedule shall be determined in accordance with Article 27 of this Agreement.

16.7	Adjustments Final

When the adjustments in the Fixed Contract Price and the Project Schedule are determined as provided in this Article 16, such determination shall be effective immediately and shall be recorded by preparation and execution of an appropriate Change Order.

16.8	Fixed Contract Price & Schedule

Notwithstanding anything to the contrary contained in this Agreement, an increase in the Fixed Contract Price and the Guaranteed Substantial Performance Date may only be adjusted by Change Order or Construction Change Directive.

ARTICLE 17

CORRECTION OF WORK

17.1	Correction of Work

Prior to the date of Final Completion, the Contractor shall, at the earliest practical opportunity, correct Work (including any drawings, plans, specifications, items of construction or fabrication, or any other product constituting a part, system or component of the Work) (a) which the Owner, by providing written Notice to the Contractor, rejects as defective, deficient or failing to conform in all respects to this Agreement (whether arising from a design or construction defect, error, omission or deficiency), or (b) which is otherwise known by the Contractor or any Subcontractor to be defective or failing to conform to this Agreement. If other portions of the Work are adversely affected by or are damaged by such defective Work, the Contractor shall, at its sole cost and expense and at the earliest practical opportunity, correct, repair or replace such affected or damaged Work, as well as any other property damaged by such defective or nonconforming Work. All corrections to the Work shall be performed in accordance with this Agreement and the Project Requirements. The Contractor shall bear all costs of correcting such defective or nonconforming Work, including additional testing and inspections (including those necessary to demonstrate cure of the defective Work) and compensation for any design or engineering services and expenses made necessary thereby.

17.2	Failure to Correct Work

If the Contractor fails to correct defective or nonconforming Work, or any damaged Work or other property specified in Section 17.1 hereof, the Owner may correct it in accordance with Section 5.1.7.

ARTICLE 18

INSURANCE

[REDACTED: Confidential and commercially sensitive insurance provisions]

ARTICLE 19

[Intentionally left blank]

ARTICLE 20

PROTECTION OF PERSONS AND PROPERTY

20.1	Safety

20.1.1 Safety Programs. The Contractor shall be responsible for initiating, maintaining and supervising safety precautions and appropriate programs in connection with the performance of this Agreement, including, without limitation, appropriate precautions and programs for areas in and around the Job Site. Such precautions shall include the development of comprehensive environmental health and safety plan in accordance with the Statement of Requirements which shall relate specifically to the Project, the Work and the Job Site, which shall be developed and delivered to the Owner for approval by no later than delivery of the notice to proceed pursuant to Section 2.1 and the Contractor will comply with such environmental health and safety plan (the “Health and Safety Plan”). The Contractor shall have the highest regard for safety, emergency procedures and loss management at all times during the performance of the Work. Accordingly, the Contractor shall at all times be solely responsible for safety and loss management in the performance of the Work, including, but not limited to, protecting the Contractor, Separate Contractors, Subcontractors, visitors to the Job Site and the general public from injury or death and protecting the Job Site, the Owner’s property and the property of third parties from loss or damage. Without limiting the generality of the foregoing, the Contractor shall comply with all safety requirements specified in this Agreement.

20.1.2 Applicable Laws. The Contractor shall give Notices and comply with all applicable Laws bearing on the safety of persons or property or their protection from damage, injury or loss, including, without limitation, the Occupational Health and Safety Act (Ontario).

20.1.3 Constructor.

(a)	The Contractor shall be the “constructor” at the Job Site and with respect to the Work for the purposes of the Occupational Health and Safety Act (Ontario) and shall nominate from among its personnel a contact person for issues relevant to such constructor role. As constructor Contractor shall do everything that is reasonably practicable to establish and maintain a system or process at the worksite that shall promote compliance with the applicable Occupational Health and Safety Act (Ontario) and its regulations.

(b)	The Contractor shall advise anyone performing the Work who may enter the Job Site, prior to their commencement of their portion of the Work as well as any Separate Contractors, that it is the constructor, that they shall comply with the requirements of the Occupational Health and Safety Act (Ontario) and cooperate with the Contractor’s directions with respect to the Occupational Health and Safety Act (Ontario) and directives that are safety related and that failure to do so could result in termination of their contracts.

(c)	The Owner may, at its sole and absolute discretion for reasons of health and safety, cause parts of, or all of, the Work or Project to be stopped, or Subcontractors or any construction aids to be removed or excluded from the Job Site.

(d)	The Contractor shall have complete and sole responsibility for all health and safety matters regarding the Work including compliance with all requirements pursuant to applicable Laws, familiarizing all relevant Persons with the provisions of the Occupational Health and Safety Act (Ontario) that apply to the Work and all potential or actual dangers to health and safety in the workplace and as otherwise set out in this Agreement.

(e)	The Contractor shall initiate, maintain and take complete responsibility for supervising health and safety precautions and programs necessary to comply with Laws and to prevent injury to Persons or damage to property on, about or adjacent to the Job Site and shall be responsible for submission of the required notice of project and registration form under the Occupational Health and Safety Act (Ontario).

20.1.4 Elimination of Unsafe Conditions. Upon becoming aware of any unsafe or hazardous (or potentially unsafe or hazardous) condition in or around the Job Site, the Contractor shall immediately take any and all actions reasonably necessary to eliminate such condition and render the Job Site and surrounding areas safe. Notwithstanding the foregoing, responsibility for Hazardous Substances shall be as set forth in Article 25.

20.2	Safety of Persons and Property

20.2.1 Safety Precautions. The Contractor shall take all reasonable precautions for safety of, and shall provide all reasonable protection to prevent damage, injury or loss to:

(a)	employees, Subcontractors, other Persons performing the Work, anyone in the vicinity of the Job Site (including, without limitation, members of the public or people in and around buildings and areas adjacent to the Job Site) and other Persons who may be affected thereby;

(b)	the Work, materials and Components to be incorporated therein, whether in storage on or off the Job Site by the Contractor or under the care, custody or control of the Contractor or any Subcontractor; and

(c)	other property at the Job Site and adjacent thereto, such as trees, shrubs, lawns, walks, pavements, roadways, parking lots, adjacent buildings, vehicles, structures, utility pipes, poles, conduits, wires, waterways, culverts, monuments and railroads.

20.2.2 Safeguards. The Contractor shall erect and maintain, as required by existing conditions and the performance of this Agreement, all reasonable safeguards for safety and protection, including posting danger signs and other warnings against hazards, promulgating safety regulations, notifying members of the public, owners and people in and around buildings and areas adjacent to the Job Site and implementing safety precautions and measures (including, without limitation, fencing, overhead protection and similar measures) to ensure the safety of members of the public, owners and people in and around buildings and areas adjacent to the Job Site.

20.2.3 Intentionally Left Blank

20.2.4 Material Safety Data Sheets. If the Contractor or any Subcontractor intends to use or uses materials or substances in connection with the Work for which material safety data sheets are required pursuant to the Workplace Hazard Materials Information System, the Contractor shall submit copies of all such material safety data sheets to the Owner in advance of the use of such materials or substances. When possible, the Contractor shall submit material safety data sheets no less than thirty (30) days in advance of the use of such materials or substances and in no event shall any material safety data sheet be submitted to the Owner less than five (5) days prior to the use of such materials or substances.

20.2.5 Damage to Property. The Contractor shall promptly remedy any damage and loss to the Job Site and any other property (including, without limitation, the Project) to the extent caused in whole or in part by the Contractor, a Subcontractor or anyone directly or indirectly employed by any of them, or by anyone for whose acts they may be liable. The foregoing obligations of the Contractor are in addition to the Contractor’s indemnity obligations under Article 26.

20.2.6 Safety Personnel. The Contractor shall designate a responsible member of the Contractor’s organization the Job Site whose duty shall be the prevention of accidents.

20.2.7 Loading. The Contractor shall not load or permit any part of any construction aid or machinery to be loaded so as to endanger the safety of Persons or property.

20.2.8 Notices to the Owner. The Contractor shall promptly report in writing to the Owner all accidents arising out of or in connection with the Work which cause death, bodily injury or property damage of any severity, giving full details and statements of any witnesses. In addition, if death or serious bodily injuries or serious damages are caused, the accident shall be reported immediately by telephone to the Owner.

20.2.9 Emergencies. In an emergency affecting safety of Persons or property, the Contractor shall act, at the Contractor’s discretion, to prevent threatened damages, injury or loss. During the performance of the Work, the Contractor shall comply fully with the Agreement and the Owner’s safety and emergency instructions and guidelines.

20.2.10 Security. The Contractor shall take all precautions and measures as may be reasonably necessary to secure the Job Site at all hours and prevent trespassing, including evenings, holidays, work and non-work hours provided that the approval of Owner is obtained by the Contractor before taking any such precautions and measures. Such precautions may include (a) co-operating with existing security; (b) establishing and maintaining a worker identification system; (c) the provision of security guards and checking identification of all persons entering the Job Site; and (d) restriction of the Job Site to authorized personnel, equipment and materials.

20.2.11 Fencing. Subject to approval being granted by Owner, the Contractor shall provide and maintain a secure fence around the Job Site to prevent unauthorized access to the Project with required manway entrances and emergency exits.

20.2.12 Protection of Parties in Vicinity of Project. The Contractor acknowledges and understands that areas adjacent to and around the Job Site may be occupied by members of the public and other parties associated with adjacent businesses and operations while the Contractor performs the Work. The Contractor covenants and agrees that it shall at all times perform the Work, and cause all Subcontractors and representatives of the Contractor to perform the Work, so as to prevent interference with such parties, including, without limitation, the following types of interference: (a) fumes, odours, dust, debris, noise and safety hazards, (b) obstructions of access and obstructions of traffic flow to or from any building, roadway, entryway or parking lot in the vicinity of the Job Site, and (c) interruption in the availability and normal operation of water, sewer, electricity, gas, telephone, HVAC systems, computer systems and other utility services and systems relating to properties adjacent to and around the Job Site.

20.2.13 Intentionally Left Blank

20.2.14 Training.

(a)	Prior to commencement of the Work, the Contractor shall submit to the Owner:

(i)	documentation of a valid Workplace Safety and Insurance Board clearance certificate; and

(ii)	a copy of the notice of Project filed with the Ministry of Labour.

(b) without prejudice to the forgoing provisions of this Section 20.2.14, the Contractor hereby represents and warrants to the Owner that appropriate health and safety instruction and training have been provided or will be provided to the Contractor employees and Subcontractors and anyone for whom the Contractor is responsible, before the Work is commenced and agrees to provide to the Owner, if requested, proof of such instruction and training.

(c) The Contractor shall tour the appropriate area to familiarize itself with the Job Site prior to commencement of the Work.

(d) The Contractor shall indemnify, defend and hold harmless the Owner Indemnitees from and against any claims, actions, proceedings, losses, damages, Liabilities (including civil, criminal and administrative Liabilities) and all expenses incidental thereto including legal fees on a solicitor and own client indemnity basis and expenses, based upon or arising out of or in connection with any safety infractions under the Occupational Health and Safety Act (Ontario), and regulations thereto, save and except to the extent such Liabilities arise from the negligent actions or inactions of the Owner, its agents officers, directors, employees, contractors, subcontractors or consultants or from any policy, plan or requirement instituted by the Owner with respect to health and safety.

20.2.15 General. The Contractor shall otherwise comply with the safety related requirements of the Statement of Requirements.

ARTICLE 21

[Intentionally left blank]

ARTICLE 22

TESTS AND INSPECTIONS

22.1	Required Testing and Inspections

In addition to the performance testing required in Article 12 hereof, the Contractor shall perform and/or obtain all tests and inspections necessary for the proper execution and completion of the Work, including, without limitation, all tests and inspections required by any applicable Laws and the Contractor shall provide the Owner with Notice at least five (5) Working Days prior to any such tests or inspections in each case so that the Owner and its designees may witness the same.

ARTICLE 23

WARRANTY

23.1	Warranties

23.1.1 Warranty. The Contractor warrants to the Owner that all design, engineering and other professional services, all construction services and all other Work, shall be performed in accordance with Good Engineering and Operating Practices and in a good and workmanlike manner, that all materials, supplies and Components furnished under this Agreement shall be of good quality and new, that the Work (including, without limitation, each item of Components incorporated therein) shall be of good and workmanlike quality and free from all faults, defects and deficiencies and shall be free from any encumbrances, Liens, security interests, or other defects in title upon conveyance of title to the Owner (other than those imposed by action of the Owner), and that the Work and the Components shall conform with the Project Requirements and designed and fit for the purpose of receiving, storing, dispatching and conditioning electrical power.

23.1.2 The Owner acknowledges and agrees that the obligations of the Contractor under this Article 23 may be impacted by the operation of the BESS and in this regard, agrees to provide access to the Contractor to a system user interface so that it may monitor the operation of the BESS by the Owner or its contractors. In the event that the Owner wilfully fails to provide such access to the Contractor within twenty (20) Working Days of Notice from the Contractor that such access has not been or is no longer provided to the Contractor, such failure shall not relieve the Contractor from its obligations under this Article 23, except to the extent and only to the extent to which such failure has increased the Liability of the Contractor under this Article 23.

23.1.3 The Contractor’s warranty excludes:

(a)	remedy for damage or defect caused by negligence, improper operation or improper or insufficient maintenance by the Owner or normal wear and tear under normal usage after the Substantial Performance Date;

(b)	Components which are consumables that are consumed in operation or due to normal wear and tear;

(c)	the warranties and performance guarantees which are assigned to Owner in accordance with Section 23.1.10;

(d)	parts which inherently have a shorter normal useful life than the Warranty Periods and the Contractor has advised Owner of the duration of such useful life prior to the date hereof, except where any such parts are damaged or defective or subject to coverage under this Section 23.1.3 prior to the expiration of such useful life.

23.1.4 Repair; Replacement; Correction. Any portion of the Work which has been repaired, replaced or otherwise corrected during the Initial Warranty Period set forth in Section 23.1.5 shall automatically be re-warranted by the Contractor in conformity with all warranty requirements set forth in this Article 23, and the Contractor shall have the same obligations in relation thereto as set forth in this Article 23, for a period (the “Extended Warranty Period”) the duration of which shall be the later of (a) the remainder of the original warranty period as set forth in Section 23.1.5 or (b) three hundred and sixty-five (365) days from the date of completion of such repair, replacement or correction; provided that in no event shall a warranty in this Section 23.1.4 extend beyond three (3) years after the Substantial Performance Date. Notwithstanding the foregoing, if a chronic failure of components (two or more failures of the same component) occurs during the Warranty Periods, the Contractor shall be responsible to determine the root cause of the chronic failure, and shall make the necessary repair or replacement of the Work to correct the root cause regardless of the expiry of the Warranty Periods.

23.1.5 Breach of Warranty. If, at any time prior to the expiration of [REDACTED: Time period] after the Substantial Performance Date (the “ Initial Warranty Period”) or any Extended Warranty Period set forth in Section 23.1.4, the Owner shall discover any defect, failure or breach of the Contractor’s warranties set out in this Agreement, the Contractor shall, upon written Notice from the Owner and at the Contractor’s sole cost and expense, immediately correct such defect, failure or breach (which corrective action shall include, without limitation, any necessary removal, disassembly, reinstallation, repair, replacement, reassembly, reconstruction, retesting and/or re-inspection of any part or portion of the Work and any other property damaged or affected by such failure, breach or corrective action). The Contractor shall remedy any such defect, failure or breach diligently and promptly so as to minimize revenue loss to the Owner and to avoid disruption to operations at the Job Site and from the BESS. In the event the Contractor has more than one method of performing corrective action necessary to remedy such defect, failure or breach, the Contractor shall select the method which is most likely to ensure that further corrective action is not required or, if that is not possible, that further corrective action is not required for the longest period of time. In the event that the Contractor fails to initiate and diligently pursue corrective action within five (5) days of the Contractor’s receipt of the Owner’s Notice (other than in the event of a Force Majeure or Owner Caused Delay), the Owner may undertake such corrective action at the Contractor’s expense; provided, however, if such failure or breach of the Contractor’s warranties materially affects the operation or use of any of the Work or the BESS or presents an imminent threat to the safety or health of any Person and the Owner knows of such breach or failure, the Owner may pursue corrective action without giving prior written Notice to the Contractor, and, in that event, the Contractor shall be liable to the Owner for all reasonable actual costs and expenses incurred by the Owner in connection with such corrective action and arising out of or relating to such corrective action and shall pay the Owner an amount equal to such costs and expenses. If correction or remedy, by either the Contractor or the Owner, of any such failure or breach requires or otherwise results in the shutdown of the Owner’s operations at the Job Site, the Warranty Periods and the warranty periods set forth in Section 23.1.4 shall be extended by a period of time at least equal to the period of time of such shutdown.

23.1.6 Primary Liability. Subject always to Section 23.1.3(c), the Contractor shall have primary liability with respect to its warranties set forth in this Agreement whether or not any defect, deficiency or other matter is also covered by a warranty of a Subcontractor or Vendor, and the Owner shall only be required to make claim and seek recourse from the Contractor for corrective action. In addition, the Contractor’s warranties expressed herein shall not be restricted in any manner by any warranty of a Subcontractor or Vendor, and the refusal of a Subcontractor or Vendor to correct defective, deficient or nonconforming Work shall not constitute Force Majeure nor excuse the Contractor from its liability as to its warranties provided herein.

23.1.7 Subcontractor Warranties. The Contractor shall, at its cost, obtain warranties for the benefit of the Contractor and the Owner from all Subcontractors and Vendors in relation to their respective portions of the Work. The Contractor shall in addition, at its cost, obtain warranties from all such individuals or entities which (a) are coterminous with the Contractor’s Warranty Periods, (b) warrant against defects and deficiencies in each such parties’ work and (c) are ultimately assignable to the Owner pursuant to an assignment conditional upon the earlier to occur of (i) the termination of this Agreement, or (ii) the expiration of the Warranty Periods if such warranty or warranties are still in effect at such time. Within ten (10) Working Days of receipt by the Contractor from the Owner of a Notice of a failure of any of the Work to satisfy any Subcontractor or Vendor covenant, guarantee or obligation required by this Agreement but excluding any of the foregoing referred to in Section 23.1.3(c), the Contractor shall be responsible for enforcing or performing any such covenant, guarantee or obligation, failing which, the Owner may, at its option and without derogating from the Contractor’s responsibilities, directly enforce any such covenant, guarantee or obligation against any Subcontractor or Vendor. The Contractor acknowledges and agrees that the Initial Warranty Period set forth in Section 23.1.5 above shall not serve to limit any warranties obtained from Subcontractors that may be of longer duration. Any warranty referred to in this Section 23.1.7 shall be assignable by the Owner to a third party on notice to the Contractor or the relevant Subcontractor.

23.1.8 Equipment Warranties. The Contractor shall obtain warranties and performance guarantees for the benefit of the Contractor and the Owner of no less than [REDACTED: Tim period] from the date of delivery to the Job Site for the BESS, 3 years from the date of delivery to the Job Site for the transformers, and 1 year from the date of delivery to the Job Site for the switchgear. For purposes of this Section 23.1.8, major equipment or Components shall mean each individual piece of equipment or Component which is obtained from a third party at a cost of [REDACTED: Dollar amount] or more. In the event the Owner requires the warranty coverage referred to in this Section 23.1.8 for a duration of more than the terms of the equipment warranties above, it shall be permitted to request such Change in Work pursuant to Section 16.2.

23.1.9 Records. The Contractor shall keep written records of any defect, failure or breach of any Work and all repairing, replacing or re-performing of same.

23.1.10 Assignment of Warranties. Upon Substantial Completion, Contractor shall assign all Component and subcontractor warranties, including all products and services warranties provided under this Agreement, to the Owner.

ARTICLE 24

FORCE MAJEURE AND OWNER CAUSED DELAY

24.1	Force Majeure

24.1.1 Definition. For the purposes of this Agreement, the term “Force Majeure” means any act, event, cause or condition that directly prevents a Party from performing its obligations (other than payment obligations) hereunder, that is beyond the affected Party’s reasonable control, and shall include:

(a)	acts of God, including extreme wind, snow (≥ 100 cm/day), rain (≥ 30 cm/day ), temperatures ≤ -30º, ice, lightning or other storms, earthquakes, tornadoes, hurricanes, cyclones, landslides, drought, floods and washouts;

(b)	fires or explosions unless caused by the Contractor or its Subcontractors;

(c)	local, regional or national states of emergency;

(d)	strikes and other labour disputes (other than legal strikes or labour disputes by employees of such Party or a third party invoking Force Majeure, unless such strikes or other labour disputes are the result or part of a general industry strike or labour dispute);

(e)	civil disobedience or disturbances, war (whether declared or not), acts of sabotage, blockades, insurrections, terrorism, revolution, riots or epidemics;

(f)	subject to Section 24.1.4(c), an order, judgment, legislation, ruling or direction by Authorities restraining a Party, provided that the affected Party has not applied for or assisted in the application for and has used Commercially Reasonable Efforts to oppose said order, judgment, legislation, ruling or direction;

(g)	any inability to obtain, or to secure the renewal or amendment of after the exercise of all reasonable diligence, any Permit, certificate, impact assessment, license or approval of any Authority, required to perform or comply with any obligation under this Agreement, unless the revocation or modification of any such necessary permit, certificate, impact assessment, licence or approval was caused by the violation of the terms thereof or consented to by the Party invoking Force Majeure;

(h)	restraint, order or decree by an Authority to the extent such restraint, order or decree arises from circumstances beyond the reasonable control and not as the result of the fault, acts, omissions or negligence of the affected Party, its Subcontractors or other Persons for whom they may respectively be liable, provided always that any such event shall have actually and directly prevented the affected Party from performing its obligations (other than payment obligations) hereunder and shall be beyond the affected Party’s reasonable control.

24.1.2 Resumption of Activities. Each Party shall resume its obligations as soon as the event of Force Majeure has terminated.

24.1.3 Performance Excused

(a)	If a Party is unable, wholly or partially, to perform or comply with its obligations hereunder, then the Party so affected by Force Majeure shall be excused and relieved from performing or complying with such obligations, but not its other obligations hereunder not affected by Force Majeure, and shall not be liable for any Liabilities, damages, losses, payments, costs, expenses to, or incurred by, the other Party in respect of or relating to such Force Majeure and such Party’s failure to so perform or comply during the continuance and to the extent of the inability so caused from and after the invocation of Force Majeure.

(b)	A Party shall be deemed to have invoked Force Majeure with effect from the commencement of the event or circumstances constituting Force Majeure when that Party gives to the other Party prompt Notice, written or oral (but if oral, promptly confirmed in writing) of the effect of the Force Majeure and reasonably full particulars of the cause thereof, provided that such Notice shall be given within five (5) Working Days of the date that the Party invoking Force Majeure knows or ought to have known that the event of circumstances constituting Force Majeure could have an effect on the Project Schedule. For greater certainty, the reporting or discussion of a Force Majeure event provided in a periodic report from the Contractor to the Owner under this Agreement shall not constitute sufficient initial Notice of the occurrence of a Force Majeure event. The burden of proof as to whether a Force Majeure has occurred shall be on the Party invoking the Force Majeure and it shall respond to all requests of the other Party with respect to the Force Majeure in compliance with the terms of this Article 24.

(c)	The Party invoking Force Majeure shall use Commercially Reasonable Efforts to remedy and mitigate the effects of the Force Majeure and remove, so far as possible and with reasonable dispatch, the Force Majeure, but the decision as to whether to settle strikes, lockouts and other labour disturbances shall be wholly within the sole discretion of the Party involved.

(d)	The Party invoking Force Majeure shall provide reports to the other Party from time to time (and at least every ten (10) Working Days) with respect to the status of the Force Majeure, the steps taken by the affected Party to remedy the Force Majeure and the anticipated termination date of the Force Majeure. The Party invoking Force Majeure shall give prompt written Notice of the termination of the event of Force Majeure and agrees to resume performance of the obligations affected immediately upon such termination of the Force Majeure event.

(e)	Nothing in this Section 24.1.3 shall relieve a Party of its obligations to make payments of any amounts that were due and owing before the occurrence of the Force Majeure or that otherwise may become due and payable during any period of Force Majeure. In addition a Party shall not be relieved from any obligation not affected by the event of Force Majeure and shall continue to perform such obligations hereunder.

(f)	If, by reason of Force Majeure, the Substantial Performance Date is delayed by more than six (6) months after the original Guaranteed Substantial Performance Date, prior to any extension pursuant to Section 24.1.3(a), then notwithstanding anything in this Agreement to the contrary, the Owner may terminate this Agreement upon Notice to the Contractor and without any costs or payments of any kind to either Party and all security shall be returned forthwith.

24.1.4 Certain Obligations Not Excused. A Party shall not be entitled to invoke Force Majeure under this Section 24.1, nor shall it be relieved of its obligations hereunder in any of the following circumstances:

(a)	if and to the extent the Party seeking to invoke Force Majeure has caused the applicable event of Force Majeure by its fault, negligence or breach of this Agreement;

(b)	if and to the extent the Party seeking to invoke Force Majeure has failed to use Commercially Reasonable Efforts to avoid, prevent, mitigate or remedy the event of Force Majeure and remove, so far as possible and within a reasonable time period, the Force Majeure (except in the case of strikes, lockouts and other labour disturbances, the settlement of which shall be wholly within the sole discretion of the Party involved);

(c)	if and to the extent that the Party seeking to invoke Force Majeure because of arrest or restraint by an Authority, such arrest or restraint was the result of a breach by such Party of applicable Laws;

(d)	if the Force Majeure was caused by a lack of funds or other financial cause;

(e)	if the Party invoking Force Majeure fails to comply with the notice provisions in Sections 24.1.3(b) and 24.1.3(d);

(f)	if the Force Majeure arises as a result of labour shortages;

(g)	in the case of the Contractor, if the Force Majeure arises as a result of its design engineering, procurement or construction of the BESS or the lack of availability, failure or mechanical breakdown of any equipment required for the design or construction of the BESS;

(h)	in the case of the Contractor, with respect to its inability to procure any Component for any reason (the risk of which is assumed by Contractor) or the failure, mechanical breakdown or underperformance of any Component;

(i)	any acts or omissions of any third party, including any vendor, materialman, customer or supplier, unless such acts or omissions are themselves excused by reason of an independently identifiable event of Force Majeure;

(j)	changes in market conditions that affect the cost of supplies; or

(k)	weather events such as rain, heat or snow that a Party could reasonably anticipate as being likely in any given period of time at the Job Site.

24.1.5 The Owner May Recommend the Contractor to Take Action. If, within a reasonable time after a Force Majeure occurrence that has caused the Contractor to suspend or delay performance of any part of the Work, the Owner or its representative has by Notice to the Contractor identified and recommended action to be undertaken by the Contractor at the expense of the Owner or otherwise to remove or relieve either the Force Majeure occurrence or its direct or indirect effects and the Contractor has failed to take such action, the Owner may, in its reasonable discretion and after written Notice to the Contractor, initiate such reasonable measures as will be designed to remove or relieve such Force Majeure occurrence or its direct or indirect effects and thereafter by Notice to the Contractor require the Contractor to resume full or partial performance of the Work. Such measures shall be undertaken at the Owner’s expense except to the extent that the Contractor’s failure to take such measures results in expense in addition to what the Owner would have incurred under this Section 24.1.5 had the Contractor taken such measures, which additional expense shall be for the Contractor’s account.

24.1.6 Change Order – The Contractor

(a)	If an event of Force Majeure occurs that is covered by this Article 24 and the cumulative Force Majeure delays invoked by the Contractor are thirty (30) Days or more, the Contractor and the Owner shall execute a Change Order pursuant to Article 16 to address the following matters, if and to the extent applicable:

(i)	the Guaranteed Substantial Performance Date shall be extended by a period equal to the amount of time reasonably determined by mutual agreement of the Owner and the Contractor, to be necessary to allow for the actual delay the Contractor reasonably demonstrates has been caused to the proposed Substantial Performance Date in the Project Schedule, including the cumulative effect of a number of Force Majeure delays; and

(ii)	the Project Schedule shall be adjusted as appropriate as a result of the new Guaranteed Substantial Performance Date, but the Fixed Contract Price shall not be adjusted in such circumstances.

24.1.7 Duty to Avoid. Each Party shall take all reasonable measures to anticipate and avoid Force Majeure events, wherever possible, and keep the other fully informed of all potential Force Majeure situations, particularly potential strikes and labour disturbances, to enable the Parties to consult and endeavour to take steps to mitigate their effect on the Work.

24.2	Owner Caused Delays

24.2.1 The occurrence of any of the following events, to the extent such events have not been caused by any act or omission of the Contractor or are beyond the Contractor’s reasonable control, shall constitute an “Owner Caused Delay”:

(a)	delays resulting from the breach by the Owner of its obligations hereunder or the acts or omissions of the Owner or its Separate Contractors performing work to the extent such delays arise from circumstances beyond the reasonable control and not as the result of the fault, acts, omissions or negligence of the Contractor, its Subcontractors or other Persons for whom they may respectively be liable;

(b)	delays resulting from the late receipt of Owner Permits following any milestones for receipt of the same set out in the Project Schedule; or

(c)	the suspension of the Work in whole or in part by the Owner other than as a result of any act or omission of the Contractor in breach of this Agreement.

24.2.2 In the event of an Owner Caused Delay that adversely impacts the cost or schedule for performing the Work, the Owner and the Contractor will use good faith efforts to agree on the extent to which the Project Schedule has been impacted or costs of performance have increased as a result of the Owner Caused Delay, and shall execute a Change Order adjusting the Project Schedule, the Guaranteed Substantial Performance Date, and/or the Fixed Contract Price as necessary to compensate the Contractor for such impact. To the extent that the Owner and the Contractor cannot reach agreement on the adjustments required to compensate for the impacts resulting from the Owner Caused Delay, the matter shall be resolved in accordance with the dispute resolution procedures contained in Article 27. The Contractor acknowledges and agrees that any adverse impacts on the cost or schedule for performing the Work can be affected by the Contractor and it will make all Commercially Reasonable Efforts to mitigate such adverse impacts.

ARTICLE 25

HAZARDOUS SUBSTANCES

25.1	Hazardous Substances

25.1.1 If, in the course of performance of the Work, the Contractor encounters on the Job Site any matter which it reasonably believes is a Hazardous Substance that may require response, removal, cleanup or other remedial action under applicable Environmental Laws and/or Job Site specific environmental requirements, the Contractor shall immediately suspend the Work in the area affected and report the condition to the Owner by telephone and in writing. In any such event, the obligations and duties of the parties hereto shall be as follows:

(a)	if the Owner determines that such condition involves a Pre-Existing Hazardous Substance, then the Contractor shall have no obligation with respect to such condition and the Owner, at its sole discretion, shall respond in the manner which it deems appropriate;

(b)	the Owner determines that such condition involves a Pre-Existing Hazardous Substance, which was harmless or stored, contained or otherwise dealt with in accordance with Environmental Law, which has been dealt with in a manner by the Contractor or its Subcontractors or any Person for whom they are responsible in a manner which did not comply with Environmental Law, any response, removal, clean-up or other remedial action required by Environmental Laws shall be performed by the Contractor at its sole cost and expense. If the location of a Pre-Existing Hazardous Substance on the Job Site is not obvious from inspection, the provisions of this Section 25.1.1(b) shall only apply if the Owner has first notified the Contractor of the location of the Pre-Existing Hazardous Substance and the nature of the same. Except as to Contractor’s initial response to an emergency, any such remedial action(s) shall require the prior review and approval of the Owner;

(c)	if the Owner determines that such condition involves a Hazardous Substance introduced to the Job Site after the date of this Agreement by the Contractor, its Subcontractors or any Person for whom they are responsible, then any response, removal, cleanup or other remedial action required by applicable Environmental Laws shall be performed by the Contractor at its sole cost and expense. Except as to the Contractor’s initial response to an emergency, any such remedial action(s) shall require the prior review and approval of the Owner; or

(d)	if the Owner determines that the condition does not involve a Pre-Existing Hazardous Substance that requires response, removal, cleanup or other remedial action under applicable Environmental Laws, the Contractor shall, promptly after receiving written Notice from the Owner authorizing the Contractor to recommence site activities in the subject area, resume the portion of the Work that had been suspended.

25.1.2 The Parties acknowledge and agree that the Contractor shall not commence or continue any construction activities on any portion of the Job Site on, in or under which remedial actions are to be (or are being) performed until such remedial actions are to the point where construction activities will not interfere with such remedial actions, as evidenced by appropriate certifications from the applicable environmental engineer and/or remediation contractor and any required approvals of any applicable Authorities. The Contractor agrees to use good faith diligent efforts to continue the unaffected portions of the Work and to adjust and reschedule its activities at the Job Site so as to minimize, to the extent reasonably practicable, any adverse effect on the progress of the Work resulting from the performance of any remedial actions.

25.1.3 The Contractor shall not bring or store (and shall prohibit Subcontractors from bringing or storing) Hazardous Substances to or on the Job Site, and shall not utilize any construction materials containing radioactivity, asbestos, polychlorinated biphenyls or urea formaldehyde; provided, however, that the Contractor may use and store in reasonable quantities the following substances required to perform the Work, but only in accordance with applicable Environmental Laws: gasoline, diesel fuel, fuel oil, grease, lube oil, sealants, form oil, solvents, adhesives and other substances of a type and quantity consistent with normal and customary construction practices for construction of a project similar in nature and scope to the Project. Any other Hazardous Substances to be brought to, generated, released or stored on any Job Site shall require specific written authorization of the Owner. The Contractor shall comply, and shall cause its Subcontractors to comply, with all applicable Environmental Laws.

25.1.4 The Contractor shall be entitled to receive an equitable adjustment to the Project Schedule due to any impact on the Contractor’s schedule of performance due to Pre-Existing Hazardous Substances in accordance with Section 25.1.2.

25.1.5 The Contractor shall immediately upon receipt thereof provide the Owner with copies of all summons, citations, directives, information, inquiries or requests, notices of violation or deficiency, orders or decrees, claims, complaints, investigations, judgments, letters, reports (including any reports of releases required under applicable Environmental Laws), notices of environmental liens or response actions in progress, and other communications, written or oral, and responses thereto, to or from any Authority or any other entity or individual (including environmental reports commissioned by legal counsel but excluding other privileged communications between the a Party and its legal counsel), concerning:

(a)	any Hazardous Substance contamination on, in or under any part of a Job Site;

(b)	any actual or alleged violation by the Contractor of, or responsibility of the Contractor under, any Environmental Laws in connection with its operations at a Job Site; or

(c)	any actual or alleged liability of the Contractor for its operations at a Job Site under any theory of tort, including without limitation, negligence, trespass, nuisance, strict liability, or ultra-hazardous activity, provided that in the event the communication in question includes information not required to be disclosed under this Section 25.1.5, the Contractor may transmit relevant portions of the communication rather than the entire communication.

ARTICLE 26

INDEMNIFICATION

26.1	Contractor’s Indemnity

26.1.1 The Contractor. To the fullest extent permitted by Law, the Contractor shall indemnify, defend and hold harmless the Owner and its respective assigns, officers, directors, employees, agents, Affiliates and representatives, and anyone else acting for or on behalf of the Owner (the “Owner Indemnitees”), from and against any and all third party claims, demands, suits, Liabilities (including, without limitation, as a result of claims or allegations of infringement, misappropriation, misuse or violation of any Intellectual Property Rights used by the Contractor in the performance of the Work including curative action under warranty), death, injuries (personal or bodily), property damage (including public property), and all expenses including, without limitation, court costs and legal fees on a solicitor and his own client indemnity basis incidental to any of the foregoing, to the extent caused by (i) the performance by the Contractor of its duties and obligations under this Agreement, (ii) the inaccuracy of any warranty or representation of the Contractor contained in this Agreement, (iii) any negligent act or omission to act by the Contractor, its Subcontractors or any Person directly or indirectly employed by them or anyone for whose acts they may be responsible, and/or (iv) any breach, default, violation or non-performance by the Contractor of any term, covenant, condition, duty or obligation provided in this Agreement provided always in each case that the Contractor shall not be required to indemnify, defend or hold harmless the Owner Indemnitees for any for the foregoing to the extent caused by any acts or omissions of the Owner Indemnitees. No amount of insurance maintained by the Contractor limits the Contractor’s indemnification obligations under this Section 26.1.1. In any and all claims, damages, losses or expenses incurred by any employee of the Contractor or anyone directly or indirectly employed by them, this indemnification obligation shall not be limited in any way by any limitation on the amount or type of damages, compensation or benefits payable by or for the Contractor or any Subcontractor under workers’ or workmen’s compensation acts, disability benefit acts or other employee benefit acts.

26.1.2 Indemnification for Violation of Law. The Contractor shall indemnify, defend and hold harmless the Owner Indemnitees from and against all Liabilities (including civil, criminal and administrative Liabilities) and all expenses, including without limitation court costs and legal fees on a solicitor and his own client indemnity basis, incidental to such Liabilities, based upon or arising out of any violation by the Contractor, its Subcontractors or any Person directly or indirectly employed by them and/or whom they may be responsible of any Law or rule promulgated by an Authority including, without limitation, the failure to comply with the Occupational Health and Safety Act (Ontario) provided always in each case that the Contractor shall not be required to indemnify, defend or hold harmless the Owner Indemnitees for any for the foregoing to the extent caused by any acts or omissions of the Owner Indemnitees. No amount of insurance maintained by the Contractor limits the Contractor’s indemnification obligations under this Section 26.1.2. In any and all claims, damages, losses or expenses incurred by any employee of the Contractor or anyone directly or indirectly employed by them, this indemnification obligation shall not be limited in any way by any limitation on the amount or type of damages, compensation or benefits payable by or for the Contractor or any Subcontractor under workers’ or workmen’s compensation acts, disability benefit acts or other employee benefit acts.

26.1.3 Indemnification for Violation of Taxing Authorities. The Contractor shall indemnify and hold harmless the Owner Indemnitees from and against all Liabilities (including civil, criminal and administrative Liabilities) and all expenses, including without limitation court costs and legal fees on a solicitor and own client indemnity basis, incidental to such Liabilities, based upon or arising out of any violation by the Contractor, its Subcontractors or any Person directly or indirectly employed by them and/or for whom they may be responsible of any order, rule or requirement of any taxing Authority, based on gross receipts or on income of the Contractor or in respect of any deductions, remittances or assessments in respect of any employees, as applicable, or that arise against the Owner for any sales taxes, including HST payable in connection with the Work, provided that the foregoing shall in no way release the Owner from paying HST in the manner set for in this Agreement and provided further that in each case that the Contractor shall not be required to indemnify, defend or hold harmless the Owner Indemnitees for any of the foregoing to the extent caused by any act or omission of the Owner Indemnitees.

26.1.4 Environmental Indemnification. Subject to and other than with respect to the Owner’s obligations under Article 25, the Contractor shall indemnify, defend and hold harmless the Owner Indemnitees from and against any Liabilities (including civil, criminal and administrative Liabilities) and all expenses incidental thereto including court costs and legal fees on a solicitor and own client indemnity basis, based upon or arising out of or in connection with any non-compliance with Environmental Laws or any Hazardous Substance brought onto the Job Site in each case in connection with the construction or operation of the Project or the performance of the Work or during curative action under warranty by the Contractor, Subcontractors or any Person directly or indirectly employed by them and/or for whom they may be responsible including any negligent handling of Hazardous Substances on the Job Site and provided further that in each case that the Contractor shall not be required to indemnify, defend or hold harmless the Owner Indemnitees for any of the foregoing to the extent caused by any act or omission of the Owner Indemnitees. No amount of insurance maintained by the Contractor limits the Contractor’s indemnification obligations. In any and all claims, damages, losses or expenses incurred by any employee of the Contractor or anyone directly or indirectly employed by them, this indemnification obligation shall not be limited in any way (except by Section 8.3.2) by any limitation on the amount or type of damages, compensation or benefits payable by or for the Contractor or any Subcontractor under workers’ or workmen’s compensation acts, disability benefit acts or other employee benefit acts.

26.1.5 Lien Indemnification. The Contractor agrees to indemnify, defend and hold harmless the Owner Indemnitees from and against any Liabilities (including civil, criminal and administrative Liabilities) and all expenses incidental thereto including court costs and legal fees on a solicitor and own client indemnity basis, based upon or arising out of or in connection with all Liens or Lien claims made, recorded, asserted or filed on the Work or any property on which it is being performed, on account of any labour performed or materials furnished by the Contractor, Subcontractors or any other Person in connection with the Work to the extent that the Owner has made payment to the Contractor therefor except to the extent such Liens are attributable to the willful misconduct of the Owner and exclusive of Liens by fault of the Owner. No amount of insurance maintained by the Contractor limits the Contractor’s indemnification obligations. In any and all claims, damages, losses or expenses incurred by any employee of the Contractor or anyone directly or indirectly employed by them this indemnification obligation shall not be limited in any way by any limitation on the amount or type of damages, compensation or benefits payable by or for Contractor or any Subcontractor under worker’s compensation acts, disability acts or other employment benefit acts.

26.1.6 Lien Removal.

(a)	The Contractor will, at its own cost and expense, cause any and all Liens filed or made by a Subcontractor or any other Person against the Job Site or the BESS, any interest therein, or upon any materials, equipment or structures encompassed therein, or upon the premises upon which they are located, to be released, vacated or discharged no later than thirty (30) days after the earlier of the Owner having sent the Contractor written Notice of any claim of Lien and the Contractor having become aware of a claim for Lien except to the extent such Liens are attributable to the non-payment by the Owner of amounts due and payable hereunder or which are attributable to the willful misconduct of the Owner. If the Lien is merely vacated, the Contractor shall, if requested, undertake the Owner’s defence of any subsequent lawsuit commenced in respect of the lien at the Contractor’s sole expense.

(b)	If the Contractor shall fail to vacate or discharge promptly any proceedings or claim of Lien filed or made by a Subcontractor or any other Person against the Job Site or the BESS, any interest therein, or upon any materials, equipment or structures encompassed therein, or upon the premises upon which they are located within the period specified in Section 26.1.6(a), the Owner may exercise its rights under the Construction Act (Ontario) to have the claim of Lien vacated by making a payment into court or posting security and may offset the amount of any such payment and all costs and expenses incurred by the Owner in making such payment or posting such security, including administrative costs, legal fees and other expenses, against amounts due or to become due to the Contractor under the Agreement.

26.2	Limitation and Survival

26.2.1 Notwithstanding anything else expressed or implied in this Agreement, the indemnification obligations in Article 26 will not apply and the Contractor shall have no further obligations under this Article 26 after two (2) years from the Substantial Performance Date.

26.2.2 This Section 26.2 shall survive the termination or expiration of this Agreement.

ARTICLE 27

DISPUTE RESOLUTION

27.1	Negotiations

Both during and after the performance of the Work under the Agreement, the Parties each shall, using their respective senior management, make bona fide efforts to resolve any disputes arising between them by amicable negotiations, and provide frank, candid and timely disclosure of all relevant facts, information and documents to facilitate those negotiations. If a dispute remains unresolved twenty-one (21) days after escalation to each Parties’ respective senior management, it may, if agreed by the Parties, be first submitted to non-binding mediation as contemplated in Section 27.2. If the Parties do not elect to pursue non-binding mediation, the dispute shall, at the request of either Party, be referred to arbitration in accordance with Section 27.3.

27.2	Mediation

27.2.1 To the extent any dispute is not resolved through negotiation by senior management, the Parties may pursue non-binding mediation to attempt to resolve all disputes arising out of or in connection with the Agreement, or in respect of any defined legal relationship arising out of or in connection with the Agreement, by structured negotiation with the assistance of a mediator, in accordance with the following provisions.

27.2.2 Unless the Parties otherwise agree, the mediator shall have the following qualifications:

(a)	a legal background;

(b)	knowledge and experience in the type of matter that is the subject of the dispute;

(c)	be held in high regard by the Ontario community;

(d)	have no interest or perceived interest in the Parties or the subject matter of the dispute and have so confirmed in writing to the Parties; and

(e)	have experience as a mediator or facilitator.

27.2.3 If the Parties are unable to agree on the appointment of a mediator within ten (10) Days after either Party has given Notice to the other Party requesting the appointment of a mediator, either Party may request the ADR Institute of Canada or its successor, if any, to appoint a mediator with the above qualifications in accordance with its appointment procedures. If ADR Institute of Canada does not exist and the Parties are not able to agree on a similar body to appoint the mediator, then the dispute shall be referred to arbitration under Section 27.3.

27.2.4 The mediation shall continue until the earlier of agreement between the Parties on the resolution of the dispute and one (1) calendar month after commencement of the mediation. The Parties may agree to extend the period of any particular mediation.

27.2.5 The mediation process is privileged and confidential. Neither Party may call the mediator to give evidence at any arbitration under Section 27.3.

27.2.6 The Parties shall bear the costs of the mediation equally and each Party shall bear its own costs.

27.3	Arbitration

27.3.1 All disputes arising out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement not otherwise resolved in accordance with Sections 27.1 or 27.2 (“Dispute”), will be finally resolved by arbitration under the Arbitration Rules (the “Rules”) of the ADR Institute of Canada (the “Institute”), except as modified by this Section 27.3. The Seat of arbitration will be Toronto, Ontario. The language of the arbitration will be English.

27.3.2 A Party (the “Initiating Party”) wishing to submit the Dispute to arbitration shall select one (1) arbitrator, which arbitrator shall not be, or have been within the previous five (5) years, an employee, officer or director of the Initiating Party or of any Affiliate of the Initiating Party. The Initiating Party shall send a Notice of a Request to Arbitrate in the form prescribed by the Rules (the “Arbitration Notice”) to the other party setting out the name of its nominated arbitrator. The Initiating Party shall be responsible for notifying the Institute of the arbitration under its rules and for paying the administrative fee for the arbitration to the Institute.

27.3.3 The other Party (“Recipient”) shall have seven (7) days from receipt of the Arbitration Notice to nominate one (1) arbitrator and to notify the Initiating Party of the name of the arbitrator nominated by the Recipient. The arbitrator nominated by a Recipient shall not be, or have been within the previous five (5) years, an employee, officer or director of a Recipient or of any Affiliate of a Recipient.

27.3.4 Promptly upon their selection and in any event within fourteen (14) days of notification of the appointment of the Initiating Party’s arbitrator, the arbitrators then selected shall appoint a third arbitrator who shall act as chair of the arbitration.

27.3.5 If the Recipient fails to nominate an arbitrator, or the nominated arbitrators fail to agree upon the third arbitrator, then, pursuant to the Rules, any Party or its representative may request the Institute to promptly appoint the third Arbitrator and to notify the Party of such appointment.

27.3.6 Each arbitrator nominated pursuant to this Section 27.3 shall be qualified by education and experience to determine the matter in Dispute.

27.3.7 The Parties shall agree in advance as to the manner in which the arbitrators shall promptly hear witnesses and arguments, review documents and otherwise conduct the arbitration procedures. Failing such agreement within ten (10) days from the date of selection or appointment of the third arbitrator, the arbitrators shall use the Rules and promptly commence and expeditiously conduct the arbitration proceeds.

27.3.8 Nothing in this Section 27.3 shall prevent a Party from applying to a court of competent jurisdiction pending final disposition of the arbitration proceeding for such relief as may be necessary to assist the arbitration process, to ensure that the arbitration is carried out in accordance with the Rules or to prevent manifestly unfair or unequal treatment of any Parties to the arbitration.

27.3.9 In no event shall the arbitrators have the jurisdiction to amend or vary the terms of this Section 27.3 or of the Rules.

27.3.10 The arbitration award shall be given in writing, shall be final and binding on the Parties, not be subject to any appeal and shall deal with the question of costs of the arbitration and all other related matters.

27.3.11 Judgment upon the arbitration award may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the arbitration award or an order of enforcement thereof, as the case may be.

27.3.12 Subject to Section 27.3.8, the Parties agree that the arbitration conducted pursuant to this Section 27.3 shall be the final and exclusive forum for the resolution of such a Dispute.

27.4	Third Party Claims

Any dispute between the Owner and the Contractor which also involves claims by or against third parties, or which requires the presence of third parties for full adjudication, and which is not subject to arbitration by all parties including any third party, shall be resolved by litigation in an appropriate court which has jurisdiction over all parties.

27.5	Performance to Continue

Performance of this Agreement shall continue during any negotiations, mediations or arbitration proceedings unless the Owner shall order suspension under Article 28, in which case adjustments shall be made as provided in Article 28, to the extent applicable.

27.6	No Withholding of Undisputed Payments

No undisputed payment due or payable by the Owner shall be withheld on account of a negotiation, mediation, litigation or arbitration under this Article 27.

ARTICLE 28

TERMINATION AND SUSPENSION

28.1	Termination for Convenience

The Owner may terminate this Agreement without cause upon not less than fifteen (15) days’ prior written Notice to the Contractor. If this Agreement is so terminated, the Contractor, as its sole and exclusive remedy hereunder, shall be entitled to receive the following: (a) payment for Work properly performed to the date of termination, (b) reimbursement for all reasonable cancellation charges incurred by the Contractor in relation to its Subcontractors, (c) reimbursement for mutually agreeable demobilization costs incurred by the Contractor, and (d) the termination charges equal to [REDACTED: Percentage amount] of the value of the Work remaining to be performed on the date of termination. For the avoidance of doubt, the performance of any portion of the Work by or on behalf of the Owner in accordance with the terms hereof shall not constitute a termination of this Agreement under this Section 28.1 in and of itself.

28.2	Termination by the Owner for Cause

28.2.1 The occurrence of any one or more of the following matters constitutes a default by the Contractor under this Agreement (a “Contractor Event of Default”):

(a)	the Contractor becomes insolvent or generally fails to pay, or admits in writing its inability or unwillingness to pay, its debts as they become due;

(b)	the Contractor makes a general assignment for the benefit of its creditors;

(c)	the Contractor shall commence or consent to any case, proceeding or other action (i) seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of itself or of its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debts, or (ii) seeking appointment of a receiver, trustee or similar official or for all or any part of its property;

(d)	any case, proceeding or other action against the Contractor shall be commenced (i) seeking to have an order for relief entered against the Contractor as debtor, (ii) seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or (iii) seeking appointment of a receiver, trustee, or similar official for it or for all or any part of its property, and in the case of clauses (i), (ii) or (iii), such case, proceeding or other action is not discharged or denied within thirty (30) days after it is filed;

(e)	the breach of any material representation or warranty made by the Contractor herein that is not cured within thirty (30) days after Notice thereof from the Owner;

(f)	the Contractor attempts to assign, convey or transfer this Agreement or any interest, without the Owner’s prior written consent;

(g)	Intentionally Left Blank;

(h)	Intentionally Left Blank;

(i)	the Contractor fails to observe or perform any other material covenant, agreement, obligation, duty or provision of this Agreement, and such failure continues for thirty (30) days after Notice thereof from the Owner;

(j)	Intentionally Left Blank;

(k)	Substantial Performance has not occurred within sixty (60) days after the Guaranteed Substantial Performance Date;

(l)	failure of the Contractor to comply with its scheduling obligations under this Agreement, including those set forth in Article 6 which failure continues for ten (10) days after Notice thereof from the Owner;

(m)	the failure of the Contractor to comply with Law, which failure continues for ten (10) days after written Notice thereof from the Owner; or

(n)	the abandonment by the Contractor of the Job Site or the Work for a period of ten (10) days or more, other than in accordance with the terms of this Agreement which abandonment continues for five (5) days after Notice thereof from the Owner.

28.2.2 Upon the occurrence of a Contractor Event of Default, the Owner may, without prejudice to any other right or remedy that the Owner may have under this Agreement, terminate the Agreement and/or the Contractor’s right to perform the Work upon not less than fifteen (15) days’ prior written Notice to the Contractor. In either such case, the Owner may, without prejudice to any other right or remedy, take possession of the Job Site and of all materials and Components and, subject to the rights of third parties, tools and machinery thereon owned by the Contractor, and may finish the Work by whatever method the Owner may deem reasonably prudent and efficient. If the unpaid balance of the Fixed Contract Price exceeds the cost of finishing the Work, then the Contractor shall be paid for all Work performed by the Contractor to the date of termination as to which there is no pending dispute (which amount shall in no event exceed the difference between the unpaid portion of the Fixed Contract Price and the Owner’s cost of completing the Work). However, if the cost of finishing the Work exceeds the unpaid balance of the Fixed Contract Price, the Contractor shall immediately pay the difference to the Owner. The cost to the Owner of completing the Work shall include the reasonable actual direct cost of any additional design, engineering, managerial and administrative services required thereby, legal fees on a substantial indemnity basis and expenses, and any other reasonable costs, expenses or damages the Owner may incur in order to complete the Work.

28.3	Termination by the Contractor for Cause

28.3.1 The occurrence of any one or more of the following matters shall constitute a default by the Owner under this Agreement (an “Owner Event of Default”):

(a)	the Owner becomes insolvent or generally fails to pay, or admits in writing its inability or unwillingness to pay, its debts as they become due;

(b)	the Owner makes a general assignment for the benefit of its creditors;

(c)	the Owner shall commence or consent to any case, proceeding or other action (i) seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of the Owner or of the Owner’s debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debts, or (ii) seeking appointment of a receiver, trustee or similar official for the Owner or for all or any part of the Owner’s property;

(d)	any case, proceeding or other action against the Owner shall be commenced (i) seeking to have an order for relief entered against the Owner as debtor, (ii) seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of the Owner or the Owner’s debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or (iii) seeking appointment of a receiver, trustee, or similar official for the Owner or for all or any part of the Owner’s property, and in the case of clauses (i), (ii) or (iii), such case, proceeding or other action is not discharged or denied within ninety (90) days after it is filed; or

(e)	the Owner fails to make any payment to the Contractor when due and not being disputed in good faith and such failure continues for sixty (60) days after the Owner’s receipt of written Notice thereof from the Contractor.

28.3.2 Upon the occurrence of an Owner Event of Default, the Contractor shall provide Notice of default to owner, following which the Owner shall have fifteen (15) days to cure any such default. The Contractor may only terminate this Agreement in the event that the Owner fails to cure such default within such fifteen (15) day period or if such default cannot reasonably be cured within such period and the Owner fails to promptly commence, following receipt of such Notice and, thereafter diligently pursue, a cure. If this Agreement is so terminated, the Contractor, as its sole and exclusive remedy hereunder, shall be entitled to receive (a) payment for Work properly performed to the date of termination; (b) reimbursement for all cancellation charges incurred by the Contractor in relation to its Subcontractors and vendors; and (c) reimbursement for all demobilization costs incurred by the Contractor.

28.4	Actions Upon Termination

28.4.1 Upon termination of this Agreement or termination of the Contractor’s right to perform Work hereunder for any reason, the Contractor shall (a) cease operations as directed by the Owner; (b) take all actions necessary, or that the Owner may direct, for the protection and preservation of all Components, materials, parts, supplies and the Work and the Project (in whatever stage of completion); (c) cease entering into subcontracts and purchase orders; (d) take any actions necessary to effectuate the assignment of subcontracts to the Owner in accordance with Section 14.4 of this Agreement, if applicable; and deliver to the Owner all Design Materials, papers, documents, records, books of account and other documents and materials paid for, or otherwise owned, by the Owner; and in the event of an Owner Event of Default, the Owner shall compensate the Contractor for the costs thereof as expressed in Section 28.3.2 promptly following the termination of this Agreement and provision by the Contractor of an invoice and supporting documentation that reasonably substantiates such costs.

28.4.2 The Contractor’s obligations under this Agreement as to quality, correction and warranty of the Work pursuant to Articles 17 or 23, with respect to Work performed up to the time of termination of this Agreement shall continue in full force and effect after such termination for the longer of twenty-four (24) months from the effective date of termination or the expiry of the Warranty Periods (if applicable).

28.5	Suspension of the Work

The Owner may, without cause, order the Contractor to suspend the Work in whole or in part for such period of time as the Owner may determine. Any such suspension shall commence on or before the seventh (7th) day after the Contractor’s receipt of written Notice thereof from the Owner. The Contractor shall resume any suspended Work within five (5) days of the Owner’s written Notice directing the same. Should a suspension of the entire Work which is ordered by the Owner continue for ninety (90) or more consecutive days, either Party may thereafter terminate this Agreement by written Notice to the other Party and the rights and remedies of the Contractor shall be the same as those which are expressed in Section 28.1 hereof in the event of termination for convenience by the Owner.

ARTICLE 29

MISCELLANEOUS PROVISIONS

29.1	Governing Law

This Agreement will be construed, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

29.2	Meaning of Terms

Words and abbreviations not defined in this Agreement which have well-known technical or design, engineering or construction industry meanings are used in this Agreement in accordance with such recognized meanings.

29.3	Entire Agreement

This Agreement represents the entire agreement between the Owner and the Contractor with respect to the subject matter hereof, and supersedes all prior understandings, agreements, representations (including misrepresentations, negligent or otherwise), negotiations, communications and discussions, written or oral, made by the Parties with respect thereto. There are no representations, warranties, terms, conditions, covenants or other understandings, express or implied, collateral, statutory or otherwise, between the Parties, except as expressly stated in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement. Except as provided in Article 16, this Agreement may not be amended, supplemented or otherwise modified in any respect except by written agreement signed by the Parties.

29.4	Successors and Assigns

This Agreement and any rights, interests or obligations hereunder shall not be assigned, conveyed, pledged, transferred or otherwise encumbered by a Party without the prior written consent of the other Party. Notwithstanding the foregoing, the Owner may without the Contractor’s consent, assign, transfer, sell, pledge, encumber or grant a security interest in, this Agreement or the accounts, revenues or proceeds hereof, to any Person providing any financing or financial arrangement in connection with the Project. The Contractor agrees to execute a consent to assignment with any Person providing financing in connection with the Project in a form reasonably provided by such Person and shall co-operate with any reasonable request of any such Person with respect to any such financing and the form of any such consent. The Owner may further assign its rights and obligations arising from this Agreement, in whole or in part or any rights (including warranty rights) arising from it to a potential purchaser of the Project , without the Contractors consent, subject always to provision of Notice of such assignment to the Contractor further to completion of the assignment.

29.5	Third Parties

Unless otherwise specified herein, this Agreement does not and is not intended to confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. Except for Indemnified Persons, no Person other than the Parties will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind, at any time and in any way whatsoever, the rights, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

29.6	Contractual Relationship

Nothing contained in this Agreement shall be construed as creating a contractual relationship of any kind (i) between the Owner and a Subcontractor or Vendor (except as provided in Article 14 hereof), or (ii) between any Persons or entities other than the Owner and the Contractor. In confirmation and furtherance of the foregoing, no Subcontractor or Vendor or any other Person not a Party to this Agreement shall be deemed or construed as a third party beneficiary of this Agreement.

29.7	Costs and Expenses

Unless otherwise specified, each Party shall be responsible for all costs and expenses (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisors) incurred by it in connection with this Agreement.

29.8	Severability

If any provision of this Agreement or its application to any Party or circumstance is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, it will be ineffective only to the extent of its illegality, invalidity or unenforceability without affecting the validity or the enforceability of the remaining provisions of this Agreement and without affecting its application to other parties or circumstances.

29.9	Waiver of Rights

Any waiver of any of the provisions of this Agreement will be binding only if it is in writing and signed by the Party to be bound by it, and only in the specific instance and for the specific purpose for which it has been given. The failure or delay of any Party in exercising any right under this Agreement will not operate as a waiver of that right. No single or partial exercise of any right will preclude any other or further exercise of that right or the exercise of any other right, and no waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar).

29.10	Remedies Cumulative

Unless otherwise specified, the rights and remedies of a Party under this Agreement are cumulative and in addition to and without prejudice to any other rights or remedies available to that Party at law, in equity or otherwise, and unless otherwise specified, no single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled provided always the foregoing remedies are all subject to the limitation of liability set out in Section 8.2.

29.11	Notices

(a)	Any notice, direction or other communication (in this Section 29.11, a “Notice”) regarding the matters contemplated by this Agreement must be in writing and delivered personally, sent by courier or by electronic mail) , as follows:

If to either Owner:

570 Granville St., Suite 900

Vancouver, BC. V6C 3P1

Attention: Matthew Wayrynen

Email: [REDACTED: Email]

If to the Contractor:

505 Consumers Rd., Unit 803

North York, Ontario

M2J 4V8

Attention: Richard Lu

Email: [REDACTED: Email]

(b)	A Notice is deemed to be delivered and received (i) if delivered personally, on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) on a Working Day and otherwise on the next Working Day; (ii) if sent by same day courier, on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) on a Working Day and otherwise on the next Working Day; (iii) if sent by overnight courier, on the next Working Day; or (iv) if transmitted by facsimile, on the Working Day following the date of confirmation of transmission by the originating facsimile.

(c)	A Party may change its address for service from time to time by Notice given in accordance with the foregoing provisions.

29.12	Headings and Table of Contents

The headings and captions used in this Agreement are inserted for reference and convenience only and the same shall not limit or construe the sections, articles or paragraphs to which they apply or otherwise affect the interpretation thereof. The headings contained herein and the Table of Contents are not part of this Agreement and are included solely for the convenience of the Parties.

29.13	Time of Essence

Time is of the essence of this Agreement.

29.14	Interpretation

In the event of any inconsistency or discrepancy between written words and specific numbers, the description of any such figures by written words shall govern.

29.15	References

In this Agreement, unless a clear, contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to any Person or entity includes such Person’s or entity’s successors and assigns but, in the case of a party to this Agreement, only if such successors and assigns are permitted by this Agreement, and reference to a Person or entity in a particular capacity excludes such Person or entity in any other capacity; (c) reference to any gender includes each other gender; (d) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement; (e) reference to any Law means such Law as amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time, including, if applicable, rules and regulations promulgated thereunder; (f) reference to any Section means such Section of this Agreement, and references in any Section or definition to any clause means such clause of such Section or definition; (g) “hereunder,” “hereof,” “hereto” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement; (h) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (i) relative to the determination of any period of time, “from” means “from and including”, “to” means “to but excluding” and “through” means “through and including”.

29.16	Incorporation by Reference

The recitals set forth in this Agreement, as well as all Schedules attached hereto, are hereby incorporated into this Agreement by this reference and expressly made a part of this Agreement.

29.17	Publicity

Upon the reasonable request of the Owner, the Contractor shall cooperate and assist the Owner in connection with any public relations or publicity relating to the Project, including, without limitation, tours of the Project and the Job Site arranged by the Owner upon reasonable Notice and provided that any such public relations or publicity events do not interfere with the performance of the Work in the ordinary course. Neither Party shall issue any press or publicity release or otherwise release, distribute or disseminate any Confidential Information for publication concerning this Agreement or the participation of the other Party in the transactions contemplated hereby without the prior written consent of the other Party, which consent shall not be unreasonably withheld, or unless required by Law or stock exchange rule.

29.18	Further Assurances

The Contractor and the Owner agree to provide such information, execute and deliver any instruments and documents, and to take such other actions as may be necessary or reasonably requested by the other Party, which are not inconsistent with the provisions of this Agreement and which do not involve assumptions of obligations other than those provided for in this Agreement, in order to give full effect to this Agreement and to carry out the intent of this Agreement.

29.19	Number and Gender

Where the context so requires, words importing the singular shall include the plural and vice versa, words importing the masculine shall include the feminine and neuter and all text in parentheses ( ) shall have the same effect as if parentheses were not used.

29.20	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile), each of which will be deemed to be an original and all of which, taken together, will be deemed to constitute one and the same instrument. Delivery by facsimile or by electronic transmission of an executed counterpart of this Agreement is as effective as delivery of an originally executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile or by electronic transmission shall also deliver an originally executed counterpart of this Agreement, but the failure to deliver an originally executed copy does not affect the validity, enforceability or binding effect of this Agreement.

[Signing Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

1000234813 ONTARIO INC.

By:	“Matthew Wayrynen”
Name:	Matthew Wayrynen
Title:	CEO

SOLARBANK CORPORATION

By:	“Andrew van Doorn”
Name:	Andrew van Doorn
Title:	Chief Operating Officer

SCHEDULE 1

OWNER’S STATEMENT OF REQUIREMENTS

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 2

JOB SITE

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 3

SITE ACCEPTANCE TEST

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 4

CONTRACTOR’S CERTIFICATE OF SUBSTANTIAL PERFORMANCE

This Certificate of Substantial Performance is provided in accordance with Section 12.2 of the Agreement dated [date] between [●] (the “Owner” and SolarBank Corporation (the “Contractor”. Capitalized terms used in this certificate and not otherwise defined in this certificate have the meaning specified in the Agreement.

In accordance with the Agreement, the Owner hereby certified that all of the following have been satisfied in accordance with the Agreement:

Contractor has completed the Commissioning services; and
Contractor and Owner have agreed on a Punch List as to all remaining work to be completed in connection with the BESS

In accordance with the Agreement, the Parties hereby confirm and agree that the Substantial Completion Date shall be deemed to have occurred as of [date].

Executed as of [date]	Accepted as of [date]

SolarBank Corporation	[●]

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE 5

MAJOR COMPONENT PROCUREMENT PLAN

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 6

FIXED CONTRACT PRICE

(as per Section 9.1)

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 7

FORM OF STATUTORY DECLARATION

(see attached)

STATUTORY DECLARATION

Canada	IN THE MATTER OF a contract entered with

Province of Ontario	_____________________________________________________,

(Owner)

by (Name of Contractor) , (Contractor), on (date ) (the “Contract”)

Project Name/Number: _______________________________

I, (Name) ,

DO SOLEMNLY DECLARE:

1. that I am          (Title or Position)                                                                                                                         , of              (Name of Contractor)                                                                          , the Contractor named in the above mentioned Contract, and as such have personal knowledge of the fact herein declared.

2. that all accounts for labour, sub-contracts, products, materials, services and construction machinery and equipment, which have been incurred directly by the Contractor in the performance of the Work as required by the Contract, and for which the Owner might in any way be held responsible, have been discharged, except for:

(1)	holdback monies properly retained,

(2)	payments deferred by agreement between the Contractor and the Owner,

(3)	amounts withheld by reason of legitimate dispute which have been identified to the party or parties, from whom payment has been withheld and are listed below and, (identify payees and amounts payable to each)

_______________________________________________________________________________________________

_______________________________________________________________________________________________

_______________________________________________________________________________________________

(4)	payments that are yet to be made because they are subject to the Contractor’s verification processes.

3. that all accounts for labour, material suppliers and sub-contracts have been informed of the name of the construction trade newspaper, as declared.

AND I MAKE THIS SOLEMN DECLARATION conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the CANADA EVIDENCE ACT.

Declared before me at the _________________________
Of _____________________________________________
in the __________________________________________
of ____________________this _____________________

day of ___________________________. 20 __

(Deponent)

A Commissioner etc.

INSTRUCTIONS

This declaration must be sworn before a commissioner for oaths, notary public or justice of the peace.

Statutory declaration to be submitted along with application for payment to the Owner.

SCHEDULE 8

CONTRACTOR’S PERSONNEL COMMITMENT

The following individual(s) will act on behalf of the Contractor in connection with the Project, together with their scope of authority. Such designations as of the date of this Agreement as set forth below. Such individuals may be replaced, from time to time, subject to the prior approval of the Owner.

Dennis Stainton

Construction and Operations Project Manager

[REDACTED: Email address]

SCHEDULE 9

SCHEDULE OF MILESTONES (AND MILESTONE COMPLETION CERTIFICATE)

[REDACTED: Confidential and commercially sensitive information]

MILESTONE COMPLETION CERTIFICATE

This Milestone Completion Certificate (the “Certificate”) is provided in accordance with the Contract by and between ___________________ (“Owner”) and SolarBank Corporation (“Contractor”) dated ___________________, 2023 (the “Agreement”).

Capitalized terms used in this Certificate and not otherwise defined herein have the meanings specified in the Agreement.

In accordance with Article _____________, the Contractor hereby certifies that, with respect to Milestone No. ___________________ all of the requirements to achieve [Insert Title of Milestone] Completion as defined in Article with the exception of Owner’s acceptance hereof) have been achieved.

Attached hereto is the required documentation in support of above certification.

Executed this ___ day of _____________________, 202_.

[Contractor]______________________

By:

Name:

Title:

Acceptance

In accordance with Article ___________, Owner on this _______ day of ________, 201__, hereby indicates its acceptance of the achievement of Milestone No.          Completion.

[Owner]_________________

By:

Name:

Title:

SCHEDULE 10

PROJECT SCHEDULE

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 11

CHANGE ORDER AND CHANGE DIRECTIVE FORM

(as per Section 16.3)

See attached.

Change Order

Project: (Name and Address)

Contract Information:

Contract for:

Date:

Change Order Information

Change Order Number:

Date:

Owner: (Name and Address)

Contractor: (Name and Address)

_______________________________________________________________________________________________

The Contract I changed as follows:

(Insert a detailed description of the change and, if applicable, attach or reference specific exhibits. Also include agreed upon adjustments attributable to executed Construction Change Directives.)

The original (Fixed Contract Price) was	$
The net change by previously authorized Change Orders	$
The (Fixed Contract Price) Prior to Change was	$
The (Fixed Contract Price) will be (increased) (decreased)
(unchanged) by this Change Order in the amount of	$
The new (Fixed Contract Price), including this
Change Order, will be	$
The Completion Plan will be (increased)(decreased)(unchanged) by	$
The new date of Substantial Completion will be	$

_______________________________________________________________________________________________

NOT VALID UNTIL SIGNED BY THE CONTARTCOR AND OWNER

OWNER	CONTRACTOR

SIGNATURE	SIGNATURE

NAME AND POSITION	NAME AND POSITION

DATE	DATE

SCHEDULE 12

REPORT TO OWNER

No.	Work Completed at Week of xx, 20 (Previous Week)	Comments	Start Date	Complete Date	Responsible Party	Stakeholder Involved	Stakeholder Activity (if Required)
1

2

3

No.	Outstanding Work from Week of xx, 20 (Previous Week)	Comments & Impact on Following Work	Start Date	Complete Date	Responsible Party	Stakeholder Involved	Stakeholder Activity (if Required)

1

2

No.	Work planed at Week of xx, 20 (Current Week)	Comments	Start Date	Complete Date	Responsible Party	Stakeholder Involved	Stakeholder Activity (if Required)

1

2

3

SCHEDULE 13

[Intentionally left blank]

SCHEDULE 14

FORM OF CONTRACTOR’S APPLICATION FOR PAYMENT

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 15

OWNER’S NOTICE OF SUBSTANTIAL PERFORMANCE

(see attached)

APPLICATION FOR SUBSTANTIAL PERFORMANCE

To:		Date:
(Owner)

Project:

RE: Engineering, Procurement and Construction Agreement between Owner and SolarBank Corporation dated [date] (the “Contract”)

In accordance with the Contract requirements, I/We _________________________________ (Name of Contractor) hereby apply for:

☐ Certificate of Substantial Performance

☐ Certificate of Completion

All work invoiced to date	$

Payments made to date	-$

Less holdback	-$

Less Owner’s set-offs	-$

Amount due	=$

I/We _______________________________________________________________________________ (Name of Contractor) hereby declare that the Certificate of Substantial Performance shall be published in: _______________________________________________(Name of the construction trade newspaper). The link for the construction trade newspaper is: __________________________.

I/We _______________________________________ (Name of Contractor) hereby release the Owner of all further claims related to the contract with the following exceptions:

-	List outstanding issues

I/We ____________________________________________________(Name of Contractor) hereby declare and submit with this Application a Statutory Declaration in the form provided that all liabilities incurred by the Contractor, and the Contractor’s Sub-Contractors, in carrying out the Contract have been discharged, except for the statutory holdbacks properly retained in accordance with the Construction Act.

-	List outstanding liabilities:

Name:	Signature:

Position:	Date:

SCHEUDLE 16

LIST OF APPROVED VENDORS AND SUBCONTRACTORS

(Section 14.1)

[REDACTED: Confidential and commercially sensitive information]

SCHEDULE 17

[intentionally left blank]

SCHEDULE 18

[intentionally left blank]

SCHEDULE 19

NOTICE TO PROCEED

(see attached)

PROJECT NOTICE TO PROCEED

To:	SolarBank Corporation

Re:	Engineering, Procurement and Construction Agreement between Solarbank Corporation and [●] dated , 202_ (the “EPC Agreement”)

Project:

Location:

In accordance with Section 2.1.1 of the EPC Agreement, the Contractor may proceed with the Work for the Project. Any Notice to Proceed provided by the Owner does not relieve the Contractor from any responsibility or obligation for the proper performance of the Work in conformity with the requirements of the Agreement. This Notice to Proceed imposes no liability upon the Owner and is not to be interpreted as an approval or acceptance of the Work by the Owner that the Work was completed or supplied in conformance with the Agreement.

[Owner]

Issued by:		Time & Date:
[name]

SolarBank Corporation

Received by:		Time & Date:
[name]

SCHEDULE 20

CERTIFICATE OF FINAL COMPLETION

(see attached)

CERTIFICATE OF FINAL COMPLETION

Reference is made to that certain Engineering, Procurement & Construction Agreement dated as of ______________, 2023 by and between Owner and Contractor (the “Agreement”). Capitalized terms used, but not defined, herein shall have the meanings set forth in the Agreement.

1.	The undersigned Contractor does hereby certify and represent as follows to Owner:

(a)	Contractor has delivered to Owner a certificate verifying that the Project has achieved Commercial Operation;

(b)	Contractor has completed all Punch List items;

(c)	A Substantial Completion Certificate for the Work relating to the Project has been published pursuant to Section 31(1) of the Construction Act;

(d)	Contractor has delivered evidence of compliance with the Workplace Safety and Insurance Act (Ontario) in form and content satisfactory to Owner;

(e)	All Contractor personnel (including subcontractors) shall have left the Job Site;

(f)	Owner has received from Contractor all warranties, data, operation and maintenance and other manuals, spare parts lists, and such other items as required by required documentation for the Work in accordance with Section 4.8;

(g)	Pursuant to Section 10.1.2 of the Agreement, any Lien registered against the Owner or for which the Owner has received notice in connection with the Work has been satisfied, discharged, vacated or withdrawn in accordance with the Construction Act;

(h)	All waste and rubbish and all surplus materials and construction facilities other than those materials and facilities to which Owner holds title shall have been removed from the Job Site;

(i)	The Job Site shall have been restored to the same condition that such Job Site was received.

Executed and delivered to Owner this ___________ day of ______________, 20__.

CONTRACTOR:	ACCEPTED BY OWNER:

By:	By:

Name:	Name:

Title:	Title: